Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Harmony Gold Mining Company Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying group balance sheets of Harmony Gold Mining Company Limited and its subsidiaries (the “Company”) as of June 30, 2019 and 2018 and the related group income statements, statements of comprehensive income, statements of changes in shareholders’ equity, and cash flow statements for each of the three years in the period ended June 30, 2019 including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018 and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2019 based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of mining assets

As described in Notes 2, 6 and 13 to the consolidated financial statements, mining assets include mine development costs and mine plant facilities. Management conducts an impairment test whenever events or changes in circumstances indicate that the carrying amount for each cash generating unit (“CGU”) exceeds its recoverable amount. An impairment loss is recognized in the income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. An impairment of R 3,898 million was recorded on the entity’s consolidated assets for the year ended June 30, 2019. The recoverable amount of mining assets is determined utilizing real discounted future cash flows or resource multiples in the case of undeveloped properties and certain resource bases. Management’s future cash flows included significant judgements and assumptions for the calculations of the mining assets’ recoverable amounts relating to the commodity prices, resource values, marketable discount rates, costs to sell, exchange rates and annual life-of mine plans. In determining the commodity prices and resource values to be used, management assesses the long-term views of several institutions on commodity prices and based on this, derives the commodity prices and resource values. Gold mineral reserves and resources are estimates of the amount of ounces that can be economically and legally extracted from the group’s properties. The life-of-mine plans are based on proved and probable reserves as included in the Reserve Declaration, which are determined in terms of the South African Code for the Reporting of Exploration Results, Mineral Resources and Reserves (SAMREC). In declaring the resource, management would have had to obtain a specified level of confidence of the existence of the resource through drilling as required by the SAMREC.

The principal considerations for our determination that performing procedures relating to the impairment of mining assets is a critical audit matter is that there was significant judgment by management when determining the recoverable amount for each CGU. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s future cash flows and significant assumptions, including commodity prices, exchange rates, marketable discount rates, annual life-of-mine plans and resource values. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's impairment test, including controls over management’s process for developing the recoverable amount for each CGU. These procedures also included, among others, testing management’s process for developing the recoverable amount for each CGU, evaluating the appropriateness of the discounted cash flow and resource values per CGU, testing the completeness, accuracy and relevance of the underlying data used in the discounted cash flow and resource values, and evaluating the significant assumptions used by management including commodity prices, exchange rates, marketable discount rates, annual life-of-mine plans and resource values. Evaluating management’s significant assumptions related to life-of-mine plans and resource values involved (i) evaluating the reasonableness of the cash flow forecasts used in the life-of-mine plans and resource values by comparing the cash flow forecasts to current and historical operational results, the reserves and resources signed off by the group’s Competent Person, and final approved budgets, (ii) evaluating the consistency of the prior period forecast to the current year’s forecast, and (iii) evaluating the reasonableness of the allocation of the resource values by comparing the resources incorporated in the current year plan to what is included as part of the Mineral Resources and Reserves declaration. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s impairment test and certain significant assumptions including commodity prices, exchange rates, marketable discount rates, and resource values.

/s/ PricewaterhouseCoopers Inc.
Johannesburg, Republic of South Africa
October 24, 2019

We have served as the Company’s auditor since 1950

GROUP INCOME STATEMENTS
for the years ended 30 June 2019

		SA rand
Figures in million	Notes	2019	2018	2017

Revenue	5	26 912	20 452	19 494
Cost of sales	6	(28 869)	(23 596)	(19 869)

Production costs		(20 324)	(15 084)	(15 042)
Amortisation and depreciation		(4 054)	(2 570)	(2 519)
Impairment of assets		(3 898)	(5 336)	(1 718)
Other items		(593)	(606)	(590)

Gross profit/(loss)		(1 957)	(3 144)	(375)
Corporate, administration and other expenditure		(731)	(813)	(517)
Exploration expenditure		(148)	(135)	(241)
Gains on derivatives	18	484	99	1 025
Other operating expenses	7	(186)	(667)	(886)

Operating profit/(loss)		(2 538)	(4 660)	(994)
Gain on bargain purchase	12	—	—	848
Loss on liquidation of subsidiaries		—	—	(14)
Share of profit/(loss) from associate	20	59	38	(22)
Acquisition related costs	12	—	(98)	—
Investment income	8	308	343	268
Finance costs	9	(575)	(330)	(234)

Profit/(loss) before taxation		(2 746)	(4 707)	(148)
Taxation	10	139	234	510

Net profit/(loss) for the year		(2 607)	(4 473)	362

Attributable to:
Owners of the parent		(2 607)	(4 473)	362

Earnings/(loss) per ordinary share (cents)
Total earnings/(loss)	11	(498)	(1 003)	82

Diluted earnings/(loss) per ordinary share (cents)
Total diluted earnings/(loss)	11	(500)	(1 004)	79

The accompanying notes are an integral part of these consolidated financial statements.

GROUP STATEMENTS OF COMPREHENSIVE INCOME
for the years ended 30 June 2019

		SA rand
Figures in million	Notes	2019	2018	2017

Net profit/(loss) for the year		(2 607)	(4 473)	362
Other comprehensive income for the year, net of income tax		(684)	(660)	818

Items that may be reclassified subsequently to profit or loss	24	(677)	(647)	821

Foreign exchange translation gain/(loss)		(50)	83	(322)
Remeasurement of gold hedging contracts
Unrealised gain/(loss) on gold contracts		(351)	273	2 172
Released to revenue		(453)	(1 197)	(728)
Released to gains on derivatives		—	—	(16)
Deferred taxation thereon		177	194	(285)

Items that will not be reclassified to profit or loss:	24	(7)	(13)	(3)
Remeasurement of retirement benefit obligation		(7)	(13)	(3)

Total comprehensive income for the year		(3 291)	(5 133)	1 180

Attributable to:
Owners of the parent		(3 291)	(5 133)	1 180

The accompanying notes are an integral part of these consolidated financial statements.

GROUP BALANCE SHEETS

		SA rand
Figures in million	Notes	At 30 June 2019	At 30 June 2018

ASSETS

Non-current assets

Property, plant and equipment	13	27 749	30 969
Intangible assets	14	533	545
Restricted cash	15	92	77
Restricted investments	16	3 301	3 271
Investments in associates	20	110	84
Inventories	22	43	46
Other non-current assets	17	334	264
Derivative financial assets	18	197	84

Total non-current assets		32 359	35 340

Current assets

Inventories	22	1 967	1 759
Restricted cash	15	44	38
Trade and other receivables	19	1 064	1 139
Derivative financial assets	18	309	539
Cash and cash equivalents		993	706

Total current assets		4 377	4 181
Total assets		36 736	39 521

EQUITY AND LIABILITIES

Share capital and reserves

Share capital and premium	23	29 551	29 340
Other reserves	24	4 773	5 145
Accumulated loss		(11 710)	(9 103)

Total equity		22 614	25 382

Non-current liabilities

Deferred tax liabilities	10	688	1 145
Provision for environmental rehabilitation	25	3 054	3 309
Provision for silicosis settlement	26	942	925
Retirement benefit obligation	27	201	186
Borrowings	29	5 826	4 924
Other non-current liabilities	28	5	41
Derivative financial liabilities	18	172	10

Total non-current liabilities		10 888	10 540

Current liabilities

Borrowings	29	89	690
Trade and other payables	30	2 875	2 704
Derivative financial liabilities	18	270	205

Total current liabilities		3 234	3 599
Total equity and liabilities		36 736	39 521

The accompanying notes are an integral part of these consolidated financial statements.

GROUP STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
for the years ended 30 June 2019

	Number of ordinary shares issued	Share capital and premium	Accumulated loss	Other reserves	Total

Notes	23	23		24

Figures in million (SA rand)

Balance - 30 June 2016	437 299 479	28 336	(4 409)	4 252	28 179

Issue of shares
– Exercise of employee share options	2 657 720	—	—	—	—
Share-based payments	—	—	—	371	371
Net profit for the year	—	—	362	—	362
Other comprehensive income for the year	—	—	—	818	818
Dividends paid	—	—	(439)	—	(439)

Balance - 30 June 2017	439 957 199	28 336	(4 486)	5 441	29 291

Issue of shares
– Shares issued and fully paid	55 055 050	1 004	—	—	1 004
– Exercise of employee share options	5 239 502	—	—	—	—
Share-based payments	—	—	—	374	374
Net loss for the year	—	—	(4 473)	—	(4 473)
Other comprehensive income for the year	—	—	—	(660)	(660)
Reclassification from other reserves	—	—	10	(10)	—
Dividends paid	—	—	(154)	—	(154)

Balance - 30 June 2018	500 251 751	29 340	(9 103)	5 145	25 382

Impact of adopting IFRS 9 (refer to note 2)	—	—	—	82	82

Re-presented opening balance - 1 July 2018	500 251 751	29 340	(9 103)	5 227	25 464

Issue of shares
– Shares issued and fully paid	11 032 623	211	—	—	211
– Exercise of employee share options	21 856 821	—	—	—	—
– Harmony ESOP Trust	6 700 000	—	—	—	—
Share-based payments	—	—	—	230	230
Net loss for the year	—	—	(2 607)	—	(2 607)
Other comprehensive income for the year	—	—	—	(684)	(684)

Balance - 30 June 2019	539 841 195	29 551	(11 710)	4 773	22 614

The accompanying notes are an integral part of these consolidated financial statements.

GROUP CASH FLOW STATEMENTS
for the years ended 30 June 2019

		SA rand
Figures in million	Notes	2019	2018	2017

CASH FLOW FROM OPERATING ACTIVITIES

Cash generated by operations	31	5 052	4 289	4 346
Interest received		69	82	75
Interest paid		(387)	(180)	(79)
Income and mining taxes paid		(55)	(307)	(538)

Cash generated by operating activities		4 679	3 884	3 804

CASH FLOW FROM INVESTING ACTIVITIES

Increase in restricted cash		(15)	(32)	(1)
Decrease in amounts invested in restricted investments	16	187	—	7
Cash on acquisition of Hidden Valley	12	—	—	459
Acquisition of Moab Khotsong	12	—	(3 474)	—
Additions to intangible assets		(1)	(9)	—
Redemption of preference shares from associates	20	32	—	—
Capital distributions from investments	17	30	—	—
Proceeds from disposal of property, plant and equipment		5	2	42
Additions to property, plant and equipment		(5 035)	(4 562)	(3 890)

Cash utilised by investing activities		(4 797)	(8 075)	(3 383)

CASH FLOW FROM FINANCING ACTIVITIES

Borrowings raised	29	1 522	6 937	699
Borrowings repaid	29	(1 353)	(4 063)	(710)
Proceeds from the issue of shares	23	211	1 003	—
Dividends paid		—	(154)	(439)

Cash generated from/(utilised by) financing activities		380	3 723	(450)
Foreign currency translation adjustments		25	(72)	19
Net increase/(decrease) in cash and cash equivalents		287	(540)	(10)
Cash and cash equivalents - beginning of year		706	1 246	1 256

Cash and cash equivalents - end of year		993	706	1 246

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE GROUP FINANCIAL STATEMENTS
for the years ended 30 June 2019

1	GENERAL INFORMATION

Harmony Gold Mining Company Limited (the company) and its subsidiaries (collectively Harmony or the group) are engaged in gold mining and related activities, including exploration, extraction and processing. Gold bullion, the group’s principal product, is currently produced at its operations in South Africa and Papua New Guinea (PNG). Uranium and silver are produced as by-products.

The company is a public company, incorporated and domiciled in South Africa. The address of its registered office is Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, 1759.

The consolidated financial statements were authorised for issue by the board of directors on 24 October 2019.

2	ACCOUNTING POLICIES

BASIS OF PREPARATION

The principal accounting policies applied in the preparation of the consolidated financial statements have been consistently applied in all years presented except for the changes as described under "Recent accounting developments" below.

The comparative amounts in the balance sheet were re-presented due to the finalisation of the purchase price allocation which was done on a provisional basis in 2018. Refer to note 12 for more information.

Non-current trade and other receivables and other non-current assets, which were presented as separate line items in the balance sheet in 2018, have been combined into a single line item called other non-current assets in 2019.

Effective 1 July 2018, Harmony changed its presentation currency from the US dollar to the South African rand, which is the functional currency for the majority of the group’s operations. The functional currency represents the currency of the primary economic environment in which underlying businesses operate. Management believe that utilising a presentation currency that is consistent with the functional currency for the majority of the group’s operations, in which approximately 85% - 90% of the group's revenue and costs are generated, provides more relevant financial information. The presentation of the results of the group's operations in US dollar may be difficult to understand as a result of the volatile exchange rate differential between the two currencies, which can distort the results and financial position when comparing the current year to prior years. It should be noted that the functional currencies of the group’s underlying businesses remain unchanged and that foreign exchange exposures will therefore be unaffected by the change.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and IFRS Interpretations Committee (IFRIC) Interpretations (collectively IFRS).

The consolidated financial statements have been prepared on a going concern basis.

The consolidated financial statements have been prepared to the nearest million and rounding may cause differences.

RECENT ACCOUNTING DEVELOPMENTS

New standards, amendments to standards and interpretations to existing standards adopted by the group

During the financial year, the following new standards, amendments to standards and interpretations to existing standards were adopted by the group. No other standards and amendments to standards that became effective during the 2019 year had a material impact on the consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 establishes a single comprehensive five-step model to account for revenue arising from contracts with customers and is based on the core principle that revenue is recognised when control of a good or service transfers to a customer. It is effective for annual periods beginning on or after 1 January 2018. Harmony adopted the standard on 1 July 2018 under the full retrospective approach. The adoption of the new standard did not have an impact on the group's accounting for revenue as discussed below.

Scope of IFRS 15
The group's contracts that are in scope of the new revenue standard include gold, silver and uranium contracts. Income derived from all of these products are presented in revenue.

Revenue measurement
Under the previous standard, IAS 18, Revenue, revenue was measured at the fair value of the consideration received and discounted to the present value of consideration due if payment extended beyond normal credit terms. Historically payments have not extended beyond normal credit terms and the amount of revenue recognised equated to the transaction price.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

2	ACCOUNTING POLICIES continued

RECENT ACCOUNTING DEVELOPMENTS continued

New standards, amendments to standards and interpretations to existing standards adopted by the group continued

IFRS 15 – Revenue from Contracts with Customers continued

Revenue measurement continued
Under IFRS 15, revenue is measured at the amount of consideration to which an entity expects to be entitled in exchange for transferring goods to a customer. The group's contracts do not contain elements of variable consideration, non-cash consideration or significant financing components and therefore the amount of revenue recognised equates to the transaction price. The group has not applied the practical expedient for significant financing components as there are none present in the group's contracts with customers.

Revenue recognition
Under IAS 18, revenue was recognised for the South African operations when the goods were delivered and a certificate of sale for gold and confirmation of transfer for uranium was issued. At Hidden Valley, the point of recognition was when the metal account was credited. This was taken to be the point in time at which the customer accepted the goods and the related risks and rewards of ownership transferred.

IFRS 15 requires revenue to be recognised when a customer obtains control of the goods. The group has assessed that the drivers for revenue recognition are unchanged as this is the point when control of the goods effectively transfers to the customer.

Hedge accounting
The effective portion of gains or losses on the derivatives designated as cash flow hedging items (forecast sales transactions) are recognised in revenue when the forecast sales transactions occur. The adoption of IFRS 15 and IFRS 9, Financial Instruments did not have an impact on the amount or timing of the hedging gains or losses recognised in revenue.

Subsequent changes
Subsequent to the adoption of IFRS 15, the customer who bought gold and silver from Hidden Valley was changed and a new contract was entered into. The point at which control of the product transfers to this customer is when the metal is collected from Hidden Valley and a confirmation of collection is sent to and accepted by the customer.

IFRS 9 – Financial Instruments

IFRS 9 replaces IAS 39, Financial Instruments: Recognition and Measurement and is effective for annual periods beginning on or after 1 January 2018. Harmony adopted the new standard on 1 July 2018. In line with the transitional provisions of IFRS 9, the group has applied the standard retrospectively without restating any comparative figures. The impact of adoption of the new standard is discussed below.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

2	ACCOUNTING POLICIES continued

RECENT ACCOUNTING DEVELOPMENTS continued

New standards, amendments to standards and interpretations to existing standards adopted by the group continued

IFRS 9 – Financial Instruments continued

Classification and measurement
In terms of IFRS 9, financial instruments are measured either at amortised cost or at fair value. Movements in fair value are presented in either profit or loss (FVTPL) or other comprehensive income (FVOCI), subject to certain criteria being met. On 1 July 2018 management classified the group's financial instruments into the appropriate IFRS 9 categories. The new standard did not have a significant impact on the classification and measurement of the group's financial assets and derivative financial instruments as illustrated below:

Figures in million (SA rand)	Measurement category		Carrying amount
	IAS 39	IFRS 9	30 June 2018 IAS 39	1 July 2018 IFRS 9

Restricted cash	Loans and receivables (amortised cost)	Debt instruments at amortised cost (a)	115	115
Cash and cash equivalents			706	706
Trade and other receivables			626	626
Restricted investments (cash and cash equivalents)			23	23
Restricted investments (fixed deposits)	Held-to-maturity investments (amortised cost)		2 335	2 335
Restricted investments (equity-linked deposits)	Fair value through profit or loss	Debt instruments at fair value through profit or loss (b)	913	913
Other non-current assets (equity instruments)	Available-for-sale financial assets (cost)	Equity instruments designated at fair value through OCI (c)	8	90
Other non-current assets (debt instruments)	Loans and receivables (amortised cost)	Debt instruments at fair value through profit or loss (d)	253	253
Derivative financial instruments (hedging instruments)	Hedging instruments (fair value through profit or loss)	Derivatives designated as cash flow hedges (e)	482	482
Derivative financial instruments (fair value through profit or loss)	Fair value through profit or loss	Derivatives at fair value through profit or loss (e)	(74)	(74)

(a)
The majority of loans and receivables, including debt instruments previously classified as held-to-maturity, are classified and measured at amortised cost under IFRS 9 as the group's business model is to hold these instruments in order to collect contractual cash flows, which is solely payments of principal and interest.

(b)	Debt investments previously measured at FVTPL are classified and measured on the same basis under IFRS 9.

(c)
An irrevocable election was made to classify the equity instruments previously classified as available-for-sale as at FVOCI. The new standard impacted the measurement of the group's unquoted equity investments. IFRS 9 eliminates the exemption provided under IAS 39 where unquoted equity investments were measured at cost when fair value could not be reliably measured. This change resulted in revaluing unlisted investments with a cost of Rnil to fair value of R82 million. The difference between the carrying amounts of financial instruments before the adoption of IFRS 9 and the new carrying amount calculated in accordance with the standard at 1 July 2018 was recognised directly in the opening balance of equity. Refer to the statements of changes in equity.

(d)
The loan to the ARM BBEE Trust, previously carried at amortised cost, is classified at FVTPL under IFRS 9 as the contractual cash flows fail the solely payments of principal and interest (SPPI) characteristics. The group determined that the contractual terms include exposure to risk and volatility that is inconsistent with a basic lending arrangement. In making this assessment the group considered contingent events that would change the amount and timing of cash flows and potential limits on the group's claim to cash flows from specified assets (e.g. non-recourse asset arrangements). The change in classification did not have an impact on the carrying amount of the loan on initial adoption as the carrying amount was equal to the fair value. The loan is included in other non-current assets in the balance sheet. Previously, the ARM BBEE Trust loan was included in non-current trade and other receivables in the balance sheet.

(e)	Derivative financial instruments continue to be classified and measured at FVTPL.

There was no impact on the group’s accounting for financial liabilities as the new requirements only affected the accounting for financial liabilities that are designated at FVTPL and currently the group does not have any such liabilities.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

2	ACCOUNTING POLICIES continued

RECENT ACCOUNTING DEVELOPMENTS continued

New standards, amendments to standards and interpretations to existing standards adopted by the group continued

IFRS 9 – Financial Instruments continued

Impairment
The change from the “incurred loss” model to the “expected credit loss” model did not have a material impact on the measurement of the group's financial assets. Under IFRS 9, credit losses are recognised earlier than under IAS 39. Refer to note 4 for details on how the credit loss was calculated.

Hedge accounting
Except for assessing hedge effectiveness, accounting for the group's defined hedge relationships remained unchanged under
IFRS 9. The new requirements and disclosures have been applied for 2019 only.

IFRS 2 – Share-based payment (Amendment)

A collection of three distinct narrow-scope amendments dealing with classification and measurement of share-based payments. The amendments are effective for annual periods beginning on or after 1 January 2018 and address:

–	the effects of vesting conditions on the measurement of a cash-settled share-based payment;

–	the accounting requirements for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled; and

–	the classification of share-based payment transactions with net settlement features.

The amendments do not have a material impact on the group.

Change in accounting policy - classification of by-products

Previously, income from silver and uranium sales were classified as a credit to cost of sales. The increasing significance of by-product income following the acquisition of the additional Hidden Valley interest warrants the by-products to be considered an output of the group's ordinary activities and therefore income from these products is presented now as part of the group's revenue.

The change in accounting policy results in an increase in revenue and a consequential increase in costs of sales and therefore does not have an impact on previously reported gross profit or loss. The group has applied the change retrospectively to each prior reporting period presented in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The impact on revenue and cost of sales is as follows:

	SA rand
Figures in million	2018	2017

Revenue as previously reported	20 359	19 264
By-product revenue	93	230

Revenue (re-presented)	20 452	19 494

Cost of sales as previously reported	23 503	19 639
By-product revenue	93	230

Cost of sales (re-presented)	23 596	19 869

New standards, amendments to standards and interpretations to existing standards that are not yet effective and have not been early adopted

At the date of authorisation of these financial statements, the standards, amendments to standards and interpretations listed below were in issue but not yet effective. These new standards and interpretations have not been early adopted by the group and the group plans on adopting these standards, amendments to standards and interpretations on the dates when they become effective.

IFRS 16 – Leases

IFRS 16 replaces the previous accounting standard on leases, IAS 17 Leases and related Interpretations. The new standard introduces a single lease accounting model and requires a lessee to capitalise most leases with certain exemptions. A lessee is required to recognise a right of use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

2	ACCOUNTING POLICIES continued

RECENT ACCOUNTING DEVELOPMENTS continued

New standards, amendments to standards and interpretations to existing standards that are not yet effective and have not been early adopted continued

IFRS 16 – Leases continued

The group will apply IFRS 16 initially on 1 July 2019 using the modified retrospective approach. Under this approach, the cumulative effect of adopting the new standard will be recognised as an adjustment to the opening balance of retained earnings at 1 July 2019 with no restatement of comparative information. The group has elected to recognise the right-of-use assets at an amount equal to the lease liability at 1 July 2019 together with the following practical expedients:

•	Exemption not to capitalise leases for which the underlying asset is of low value;

•	Exemption not to capitalise short-term leases;

•	Recognition exemption for leases for which the lease term ends within 12 months of the date of initial application; and

•	Exclude initial direct costs from the measurement of the right-of-use asset on initial adoption.

Based on the contracts in existence on 30 June 2019, the group expects to recognise additional right-of-use assets and related lease liabilities of between R80 million to R120 million on 1 July 2019 relating to leases previously classified as operating leases. In calculating this range, options to extend the lease contracts that are reasonably certain to be exercised were taken into account in determining the lease term. Currently, the minimum future lease payments under non-cancellable operating leases amount to
R48 million, representing solely payments under the non-cancellable periods per the contracts and excluding any options to extend the lease term.

Furthermore, an increase in the group’s depreciation charge and finance cost is also expected while production cost is expected to decrease. Operating cash flows are expected to increase and financing cash flows to decrease as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities, while previously the operating lease payments were classified as cash flows from operating activities.

The adoption of IFRS 16 will not impact the group's current debt covenant arrangements with financial institutions.

IFRS 3 Business Combinations (Amendment)

These amendments are effective for annual periods beginning on or after 1 January 2020 and make it easier for companies to decide whether activities and assets they acquire are a business or merely a group of assets. The amendments:

–
Confirm that a business must include inputs and a process, and clarified that: (i) the process must be substantive and (ii) the inputs and process must together significantly contribute to creating outputs;

–
Narrow the definitions of a business by focusing the definition of outputs on goods and services provided to customers and other income from ordinary activities, rather than on providing dividends or other economic benefits directly to investors or lowering costs; and

–
Add a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets.

The amendments are not expected to have a material impact on the group.

IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
(Amendment)

The amendments, effective for annual periods beginning on or after 1 January 2020, clarify and align the definition of "material" and provide guidance to help improve consistency in the application of materiality whenever it is used in IFRS Standards.

IAS 19 Employee Benefits (Amendment)

The amendments require an entity to use the updated assumptions from a remeasurement of net defined benefit liability or asset resulting from a plan amendment, curtailment or settlement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. The amendments apply for annual periods beginning on or after 1 January 2019 and is not expected to have a material impact on the group.

IAS 23 Borrowing Costs (Amendment)

The amendments clarify that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalisation rate on general borrowings.The amendments apply for annual periods beginning on or after 1 January 2019 and is not expected to have a material impact on the group.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

2	ACCOUNTING POLICIES continued

RECENT ACCOUNTING DEVELOPMENTS continued

New standards, amendments to standards and interpretations to existing standards that are not yet effective and have not been early adopted continued

IAS 28 Investments in Associates and Joint Ventures (Amendment)

The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate and joint venture that forms part of the net investment in the associate or joint venture but to which the equity method is not applied. The amendments apply for annual periods beginning on or after 1 January 2019 and is not expected to have a material impact on the group.

IFRIC 23 Uncertainty over Income Tax Treatments

The interpretation specifies how an entity should reflect the effects of uncertainties in accounting for income taxes and is effective for annual periods beginning on or after 1 January 2019. IFRIC 23 specifically clarifies how to incorporate this uncertainty into the measurement of tax as reported in the consolidated financial statements. The interpretation does not introduce any new disclosures but reinforces the need to comply with existing disclosure requirements about judgements made, assumptions and other estimates used and the potential impact of uncertainties that are not reflected. The interpretation will not have a material impact on the group.

MEASUREMENT BASIS

The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities which are measured at fair value through profit or loss or other comprehensive income - refer to note 4.

GROUP ACCOUNTING POLICIES

Accounting policies are included in the relevant notes to the consolidated financial statements and have been highlighted between red lines in the notes to the consolidated financial statements. The accounting policies that follow are applied throughout the financial statements.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

2	ACCOUNTING POLICIES continued

GROUP ACCOUNTING POLICIES continued

2.1	Consolidation

The group recognises that control is the single basis for consolidation for all types of entities in accordance with IFRS 10 - Consolidated Financial Statements.

The consolidated financial information includes the financial statements of the company, its subsidiaries, interest in associates and joint arrangements and structured entities. Where the group has no control over an entity, that entity is not consolidated.

Control
The group, regardless of the nature of its involvement with an entity, shall determine whether it is a parent by assessing whether it controls the investee.

The group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

(i) Subsidiaries
Subsidiaries are entities over which the group has control. Subsidiaries are fully consolidated from the date on which control is transferred to the group up until when that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. Accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the group.

The group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of an acquiree is the fair value of the assets transferred, liabilities incurred and the equity interests issued by the group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the group recognises any non-controlling interests in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previously held equity interest in the acquiree over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognised directly in the income statement below operating profit or loss.

(ii) Associates
Associates are entities in which the group has significant influence, but not control, over operational and financial policies. This may be when there is a shareholding of between 20% and 50% of the voting rights or when significant influence can be otherwise demonstrated, for example where the group has the right of representation on the board of directors, or other governing body, of the entity.

Investments in associates are accounted for by using the equity method of accounting, and are initially recognised at cost. The group’s investment in associates includes goodwill identified on acquisition. Cumulative post-acquisition movements are adjusted against the carrying amount of the investment. The group’s share of the associates’ post-acquisition profits or losses is recognised in the income statement, and its share of post acquisition movement in reserves is recognised in other reserves. When the group’s share of losses in an associate equals or exceeds its interest in the associate, the group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

The carrying value of an associate is reviewed on a regular basis and, if impairment in the carrying value has occurred, it is written off in the period in which such impairment is identified.

Accounting policies of associates have been reviewed to ensure consistency with the policies adopted by the group.

(iii) Joint arrangements
Joint arrangements are arrangements of which two or more parties have joint control and are contractually bound. The joint arrangement can either be a joint operation or a joint venture. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement and have the right to the assets, and obligations for the liabilities, relating to the arrangement. These parties are called joint operators. A joint venture is a joint arrangement where the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Those parties are called joint venturers.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

2	ACCOUNTING POLICIES continued

GROUP ACCOUNTING POLICIES continued

2.1	Consolidation continued

(iii) Joint arrangements
For interest in joint operations, the group includes its share of the joint operations' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the group’s financial statements.

Where an additional interest in a joint operation is acquired, the principles of IFRS 3 are applied to account for the transaction.

The group recognises the portion of gains or losses on the sale of assets by the group to the joint operation that is attributable to the other joint operators. The group does not recognise its share of profits or losses from the joint operation that results from the purchase of assets by the group from the joint operation until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

The group recognises its interest in a joint venture as an investment and accounts for it using the equity accounting method.

(iv) Structured entities
A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

The accounting treatment for a structured entity will fall into one of the aforementioned categories (i to iii) depending on whether the group has control over that structured entity.

2.2	Foreign currency translation

(i) Functional and presentation currency
Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in South African rand, which is the group’s presentation currency.

References to “A$” refers to Australian currency, “R” to South African currency, “$” or “US$” to United States currency and “K” or “kina” to Papua New Guinean currency.

(ii) Transactions and balances
Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation to year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Gains and losses recognised in the income statement are included in the determination of other operating expenses.

(iii) Group companies
The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet while equity items are translated at historic rates;

•
Income and expenses for each income statement are translated at average exchange rates (the rate on the date of the transaction is used if the average is not a reasonable rate for the translation of the transaction);

•	All resulting exchange differences are recognised as a separate component of other comprehensive income.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income. When a foreign operation is sold or control is otherwise lost, exchange differences that were recorded in other comprehensive income are recognised in profit or loss in the period of the disposal or change in control. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign entity and translated at the closing rate.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

2	ACCOUNTING POLICIES continued

GROUP ACCOUNTING POLICIES continued

2.3	Derivatives and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The difference between the fair value of the derivative at initial recognition and expected forward transaction price is deferred and recognised as a day one gain or loss. The day one gain or loss is amortised over the derivative contract period and recognised in profit or loss in gains/losses on derivatives.

The full fair value of a derivative is classified as a non-current asset or liability when the remaining maturity is more than 12 months; it is classified as a current asset or liability when the remaining maturity is less than 12 months.

(i) Cash flow hedge
The group designates certain derivatives as hedges of a particular risk associated with the cash flows of highly probable forecast transactions (cash flow hedges). At inception of the hedge relationship, the group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The group documents its risk management objective and strategy for undertaking its hedge transactions.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss within gains/losses on derivatives.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the forecast sale that is hedged takes place and affects profit or loss. The gain or loss relating to the effective portion of the rand and US$ gold forward sales contracts is recognised in profit or loss within revenue.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction that was hedged is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to profit or loss.

(ii) Derivatives not designated for hedge accounting purposes
Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value as well as gains and losses on expiry, disposal or termination of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss and are included in gains/losses on derivatives.

2.4	Exploration expenditure

The group has elected to expense all exploration and evaluation expenditures until it is concluded that the project is technically feasible and commercially viable, and that future economic benefits are therefore probable. The information used to make that determination depends on the level of exploration as well as the degree of confidence in the ore body as set out below.

Exploration and evaluation expenditure on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed as incurred until the technical and commercial viability of the project has been demonstrated usually through the completion of a final feasibility study. However, in certain instances, the technical and commercial viability of the deposit may be demonstrated at an earlier stage, for example where an extended feasibility study is conducted and the underlying feasibility study in respect of specific components of the mineral deposit has advanced to such a stage that significant commercially viable reserves has been established, and the other criteria for the recognition of an asset have been met.

Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the group is able to demonstrate that future economic benefits are probable through the completion of a feasibility study, after which the expenditure is capitalised as mine development cost. A ‘feasibility study’ consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The feasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allows the group to conclude that the project is technically feasible and commercially viable.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

2	ACCOUNTING POLICIES continued

GROUP ACCOUNTING POLICIES continued

2.4	Exploration expenditure continued

Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost following the completion of an economic evaluation equivalent to a feasibility study. This economic evaluation is distinguished from a feasibility study in that some of the information that would normally be determined in a feasibility study is instead obtained from the existing mine or development. This information, when combined with existing knowledge of the mineral property already being mined or developed, allows the directors to conclude that the project is technically feasible and commercially viable.

2.5	Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortisation or depreciation and are tested annually for impairment or when there is an indication of impairment.

Assets that are subject to amortisation are reviewed annually on 30 June for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised in the income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating unit or CGU). Each operating shaft, along with allocated common assets such as plants and administrative offices, is considered to be a cash generating unit as each shaft is largely independent from the cash flows of other shafts and assets belonging to the group.

Fair value less cost to sell is generally determined by using discounted estimated after-tax future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected gold prices (considering current and historical prices, price trends and related factors), production levels and cash costs of production, all based on life-of-mine (LoM) plans. Future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and risk specific to the asset. Refer to note 13 for detail.

The term “recoverable minerals” refers to the estimated amount of gold that will be obtained from reserves and resources and all related exploration stage mineral interests (except for other mine-related exploration potential and greenfields exploration potential discussed separately below) after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such related exploration stage mineral interests will be risk adjusted based on management’s relative confidence in such materials.

In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of cash flows from other asset groups. With the exception of other mine-related exploration potential and greenfields exploration potential, estimates of future undiscounted cash flows are included on an area of interest basis, which generally represents an individual operating mine, even if the mines are included in a larger mine complex.

In the case of mineral interests associated with other mine-related exploration potential and greenfields exploration potential, cash flows and fair values are individually evaluated based primarily on recent exploration results and recent transactions involving sales of similar properties, if any. Assumptions underlying future cash flow estimates are subject to significant risks and uncertainties.

Impairment losses on goodwill are recognised immediately in the income statement and are not reversed. The impairment testing is performed annually on 30 June or when events or changes in circumstances indicate that it may be impaired.

Non-financial assets other than goodwill that suffered an impairment are reviewed annually for possible reversal of the impairment at 30 June. Reversal of impairments is also considered when there is objective evidence to indicate that the asset is no longer impaired. Where an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but not higher than the carrying value that would have been determined had no impairment been recognised in prior years.

2.6	Operating profit

The group defines operating profit as the profit earned from the normal core mining operations. In reporting operating profit in the income statement, transactions for capital transactions involving subsidiaries, joint arrangements and associates are excluded from operating profit as these are not considered to be part of the mining operations of the Harmony group. Any gains or losses on capital transactions are presented below the operating profit line.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the financial statements in conformity with IFRS requires the group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Refer to the specific notes below for further information on the key accounting estimates and assumptions applied.

•	Valuation of derivative financial instruments – note 4;

•	Estimate of taxation – note 10;

•	Recognition of deferred tax asset – note 10;

•	Valuation of acquired assets and assumed liabilities for Moab Khotsong and Hidden Valley– note 12;

•	Gold mineral reserves and resources – note 13;

•	Production start date – note 13;

•	Stripping activities – note 13;

•	Impairment of assets – note 13;

•	Depreciation of property plant and equipment – note 13;

•	Impairment of goodwill – note 14;

•	Valuation of interest in associate – note 20;

•	Provision for stock obsolescence - note 22;

•	Estimate of exposure and liabilities with regard to rehabilitation costs – note 25;

•	Estimate of provision for silicosis settlement – note 26;

•	Estimate of employee benefit liabilities – note 27;

•	Fair value of share-based payments – note 33;

•	Assessment of contingencies – note 35.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

4	FINANCIAL RISK MANAGEMENT

The group's operating activities expose it to a variety of financial risks: market risk (including commodity price risk, currency risk, cash flow interest rate risk and other price risk), credit risk and liquidity risk. The group may use derivative financial instruments to hedge certain risk exposures.

The group's financial assets and liabilities are classified as set out below:

Figures in million (SA rand)	Debt instruments at amortised cost	Equity instruments designated at fair value through OCI	Derivatives designated as cash flow hedges	Derivatives at fair value through profit or loss	Debt instruments at fair value through profit or loss	Financial liabilities at amortised cost

At 30 June 2019

Financial assets

Restricted cash	136	—	—	—	—	—
Restricted investments	2 045	—	—	—	1 256	—
Other non-current assets	3	59	—	—	271	—
Non-current derivative financial instruments	—	—	24	173	—	—
- Rand gold hedging contracts	—	—	23	—	—	—
- US$ commodity contracts	—	—	1	—	—	—
- Foreign exchange hedging contracts	—	—	—	173	—	—
Current derivative financial instruments	—	—	26	283	—	—
- Rand gold hedging contracts	—	—	22	—	—	—
- US$ commodity contracts	—	—	4	—	—	—
- Foreign exchange hedging contracts	—	—	—	283	—	—
Trade and other receivables	627	—	—	—	—	—
Cash and cash equivalents	993	—	—	—	—	—

Financial liabilities

Non-current derivative financial instruments	—	—	172	—	—	—
- Rand gold hedging contracts	—	—	158	—	—	—
- US$ commodity contracts	—	—	14	—	—	—
Current derivative financial instruments	—	—	205	65	—	—
- Rand gold hedging contracts	—	—	164	61	—	—
- US$ commodity contracts	—	—	41	2	—	—
- Foreign exchange hedging contracts	—	—	—	2	—	—
Borrowings	—	—	—	—	—	5 915
Other non-current liabilities	—	—	—	—	—	2
Trade and other payables	—	—	—	—	—	930

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

4	FINANCIAL RISK MANAGEMENT continued

Figures in million (SA rand)	Loans and receivables	Available-for-sale financial assets	Held-to-maturity investments	Hedging instruments	Fair value through profit or loss	Financial liabilities at amortised cost

At 30 June 2018

Financial assets

Restricted cash	115	—	—	—	—	—
Restricted investments	23	—	2 335	—	913	—
Other non-current assets	253	8	—	—	—	—
Non-current derivative financial instruments	—	—	—	70	14	—
Current derivative financial instruments	—	—	—	412	127	—
Trade and other receivables	626	—	—	—	—	—
Cash and cash equivalents	706	—	—	—	—	—

Financial liabilities

Non-current derivative financial instruments	—	—	—	—	10	—
Current derivative financial instruments	—	—	—	—	205	—
Borrowings	—	—	—	—	—	5 614
Other non-current liabilities	—	—	—	—	—	1
Trade and other payables	—	—	—	—	—	769

Risk management is carried out by a central treasury department (Group treasury) under policies approved by the board of directors. Group treasury identifies, evaluates and hedges certain selected financial risks in close cooperation with the group's operating units. The audit and risk committee and the board provides written principles for overall risk management, as well as written policies covering specific areas, such as commodity price risk, foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.

MARKET RISK

Foreign exchange risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar (US$). Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity’s functional currency. The majority of Harmony’s revenues are sensitive to the R/US$ exchange rate as all revenues are generated by gold sales denominated in US$. Harmony may enter into hedging transactions to reduce this risk. The limit currently set by the board is 25% of the group's foreign exchange risk exposure for a period of 24 months. Refer to note 18 for details of the contracts. The audit and risk committee review the details of the programme quarterly.

The group is exposed to foreign exchange risk arising from borrowings and cash denominated in a currency other than the functional currency of that entity.

The group has reviewed its foreign currency exposure on financial assets and financial liabilities and has identified the following sensitivities for a 10% change in the exchange rate that would affect profit or loss. Management considers a range between 10% and 20% to be a reasonable change given the volatility in the market. The analysis has been performed on the same basis for 2018.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

4	FINANCIAL RISK MANAGEMENT continued

MARKET RISK continued

Foreign exchange risk continued

	SA rand
Figures in million	2019	2018

Sensitivity analysis - borrowings

Rand against US$

Balance at 30 June	4 143	5 114
Strengthen by 10%	414	511
Weaken by 10%	(414)	(511)

Closing rate	14.13	13.81

US$ against Kina

Balance at 30 June	283	—
Strengthen by 10%	26	—
Weaken by 10%	(31)	—

Closing rate	0.30	0.30

Sensitivity analysis - financial instruments

Rand against US$

Balance at 30 June	454	(136)
Strengthen by 10%	567	666
Weaken by 10%	(1 511)	(625)

Closing rate	14.13	13.81

US$ against Kina

Balance at 30 June	211	30
Strengthen by 10%	19	3
Weaken by 10%	(23)	(3)

Closing rate	0.30	0.30

Commodity price sensitivity

The profitability of the group’s operations, and the cash flows generated by those operations, are affected by changes in the market price of gold, and in the case of Hidden Valley, silver as well. Harmony entered into rand gold and US dollar forward gold sale contracts to manage the variability in cash flows from the group’s production, in order to create cash certainty and protect the group against lower commodity prices. The general limit for gold hedging currently set by the board is 20% for a 24-month period. In response to the increase in the rand gold price, this limit was temporarily increased to 24% just before year-end to accommodate additional hedging for certain more marginal operations. This increased limit normalises back to 20% by the end of the 2020 financial year. The limit set by the board is 50% of silver exposure over a 24-month period.

Management continues to top up these programmes as and when opportunities arise to lock in attractive margins for the business, but are not required to maintain hedging at these levels. The audit and risk committee review the details of the programme quarterly.

The exposure to the variability in the price of gold is managed by entering into gold forward sales contracts for a portion of the group's production. A portion of the production of the South African operations is linked to rand gold forward contracts and US$ gold forward contracts were entered into for the production from Hidden Valley. The exposure to the variability in the price of silver for Hidden Valley is managed by entering into US$/silver zero cost collars. These contracts have not been designated as hedging instruments for hedge accounting and the gains and losses are accounted for in the income statement.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

4	FINANCIAL RISK MANAGEMENT continued

MARKET RISK continued

Commodity price sensitivity continued

Refer to note 18 and the fair value determination for financial assets and liabilities section below for further detail on these contracts.

The group has reviewed its exposure to commodity linked instruments and has identified the following sensitivities for a 10% change in the commodity price specified per contract that would affect other comprehensive income and profit or loss. Management considers a range between 10% and 20% to be a reasonable change given the recent volatility in the market. The analysis has been performed on the same basis for 2018.

	SA rand
Figures in million	2019	2018

Sensitivity analysis

Rand gold derivatives

Profit or loss
Increase by 10%	(76)	—
Decrease by 10%	79	—

Other comprehensive income
Increase by 10%	(1 162)	(522)
Decrease by 10%	1 174	515

US$ gold derivatives

Profit or loss
Increase by 10%	(20)	(166)
Decrease by 10%	20	167

Other comprehensive income
Increase by 10%	(110)	—
Decrease by 10%	113	—

US$ silver derivatives

Profit or loss
Increase by 10%	—	(14)
Decrease by 10%	4	15

Other price risk

The group is exposed to the risk of fluctuations in the fair value of fair value through profit or loss financial assets as a result of changes in market prices (other than changes in interest rates and foreign currencies). Harmony generally does not use any derivative instruments to manage this risk.

Sensitivity analysis

Certain of the restricted investments are linked to the Top 40 Index on the JSE. A 10% increase in the Top 40 index at the reporting date, with all other variables held constant, would have increased profit or loss by R76 million (2018: R42 million); an equal change in the opposite direction would have decreased profit or loss by R17 million (2018: R32 million).

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

4	FINANCIAL RISK MANAGEMENT continued

MARKET RISK continued

Interest rate risk

The group's interest rate risk arises mainly from long-term borrowings. The group has variable interest rate borrowings. Variable rate borrowings expose the group to cash flow interest rate risk. The group has not entered into interest rate swap agreements as this is a risk that management is prepared to take as the risk is deemed to be low. The audit and risk committee reviews the exposures quarterly.

Interest rate risk arising from long-term borrowings is offset by cash, restricted cash and restricted investments held at variable rates.
A change of 100 basis points in interest rates at the reporting date would have increased/(decreased) profit or loss before tax by the amounts shown below. This analysis assumes that all other variables remain constant. The analysis has been performed on the same basis for 2018.

	SA rand
Figures in million	2019	2018

Sensitivity analysis - borrowings (finance costs)

Increase by 100 basis points	(59)	(56)
Decrease by 100 basis points	59	56

Sensitivity analysis - financial assets (interest received)

Increase by 100 basis points	44	32
Decrease by 100 basis points	(44)	(32)

CREDIT RISK

Credit risk is the risk that a counterparty may default or not meet its obligations in a timely manner. Financial instruments, which subject the group to concentrations of credit risk, consist of restricted cash, restricted investments, derivative financial assets, trade and other receivables (excluding non-financial instruments) and cash and cash equivalents.

Assessment of credit risk

In April 2017, two of the three international rating agencies, Standard and Poor's (S&P) and Fitch, downgraded South Africa's long-term sovereign credit rating. Moody's has kept the sovereign credit risk of South Africa as investment grade. This was largely limited to international scale ratings, not the national scale ratings. The ratings have remained the same since then, with a change in outlook by Fitch from Stable to Negative in July 2019.

The group has identified the following risks as a result of this downgrade, which are:

•	Increased credit risk;

•	Increased cost of capital; and

•	Difficulty in obtaining funding.

In assessing the credit worthiness of local institutions, management uses the national scale long-term ratings which are unchanged. Management will continue monitoring these ratings.

Exposure to credit risk on trade and other receivables is monitored on a regular basis. The credit risk arising from restricted cash, cash and cash equivalents, restricted investments and derivative financial assets is managed by ensuring amounts are only invested with financial institutions of good credit quality based on external credit ratings. The group has policies that limit the amount of credit exposure to any one financial institution. The audit and risk committee reviews the exposure on a quarterly basis.

The group’s maximum exposure to credit risk is represented by the carrying amount of all financial assets determined to be exposed to credit risk, amounting to R5 837 million as at 30 June 2019 (2018: R5 602 million).

The social plan trust fund of R28 million (2018: R33 million) has been invested in unit trusts comprising shares in listed companies.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

4	FINANCIAL RISK MANAGEMENT continued

CREDIT RISK continued

Assessment of credit risk continued

Financial institutions' credit rating by exposure (Source: Fitch Ratings and Global Credit Ratings)

	SA rand
Figures in million	2019	2018

Cash and cash equivalents

AA	671	623
AA-	322	83

	993	706

Restricted cash

AA	109	94
AA-	27	21

	136	115

Restricted investments (environmental trusts)

AA+	—	1 498
AA	3 273	1 740

	3 273	3 238

Derivative financial assets

AA+	—	130
AA	393	354
AA-	69	139
A+	44	—

	506	623

Expected credit loss assessment

The group recognises loss allowances for expected credit losses (ECLs) on financial assets measured at amortised cost. The group's debt instruments at amortised cost consist of cash and cash equivalents, restricted cash, a portion of restricted investments and trade and other receivables. The assessment of ECLs for the different debt instruments is discussed below:

Cash and cash equivalents
The cash and cash equivalents are held with banks and financial institutions which are rated AA- to AA (see above). The ECL on cash and cash equivalents has been determined using the simplification that allows the group to assume that the credit risk on financial instruments determined to have low credit risk at the reporting date, has not increased significantly since initial recognition of the financial instrument. The ECL was estimated with reference to a probability of default model using external credit ratings in determining the default risk of counterparites. The ECL was determined to be immaterial.

Restricted cash and investments
The restricted cash and investments relate largely to the environmental trust funds. These funds are held with banks and financial institutions which are rated AA- to AA (see above). Impairment of environmental trust funds has been determined using the simplification that allows the group to assume that the credit risk on financial instruments determined to have low credit risk at the reporting date, has not increased significantly since initial recognition of the financial instrument. The group considers that its environmental trust funds have low credit risk based on the external credit ratings of the counterparties with which the funds are deposited with. The ECL was estimated with reference to a probability of default model using external credit ratings in determining the default risk of counterparites.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

4	FINANCIAL RISK MANAGEMENT continued

CREDIT RISK continued

Expected credit loss assessment continued

Restricted cash and investments continued
Concentration of credit risk on restricted cash and environmental trust funds is considered minimal due to the group’s investment risk management and counterparty exposure risk management policies. The ECL was determined to be immaterial.

Trade and other receivables
The group’s exposure to credit risk arising from trade receivables (metals) and other trade receivables is influenced mainly by the individual characteristics of each customer.

Trade receivables result largely from the sale of gold and are fully performing. Exposure to credit risk on receivables from gold sales is limited through payment terms of two to three days after recognition of revenue for gold sales. The majority of other receivables comprise of a limited number of individually significant customers. The group determines the ECL on trade receivables and individually significant other receivable balances with reference to a probability of default model using external credit ratings in determining the default risk of counterparites. The external credit ratings used range between BBB- to A+. The ECL was determined to be immaterial.

Loss allowances on individually insignificant other trade receivables has been determined using the simplified ECL approach using a provision matrix and reflects the short-term maturities of the exposures and past experienced credit judgement. Refer to note 19 for details on the amount of the loss allowance recognised and the stratification of trade and other receivables for purposes of the assessment.

LIQUIDITY RISK

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, and the availability of funding through an adequate amount of committed credit facilities.

In the ordinary course of business, the group receives cash from its operations and is required to fund working capital and capital expenditure requirements. Management prepares cash flow forecasts weekly and ensures that surplus funds are invested in a manner to achieve market-related returns and to provide sufficient liquidity at the minimum risk. The group maintains and refinances committed credit facilities as medium-term forecasts require. The audit and risk committee reviews the updated forecasts quarterly. The group is able to actively source financing at competitive rates. Where necessary, funds will be drawn from its revolving credit facilities (refer to note 29).

The following are the undiscounted contractual maturities of financial liabilities (including principal and interest payments assuming the closing R/US$ exchange rate and interest rate at year end):

	SA rand
Figures in million	Current	More than 1 year

2019

Other non-current liabilities	—	2
Trade and other payables (excluding non-financial liabilities)	930	—
Derivative financial liabilities	280	194
Borrowings
Due between 0 to six months	242	—
Due between six to 12 months	241	—
Due between one to two years	—	4 578
Due between two to four years	—	1 624

	1 693	6 398

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

4	FINANCIAL RISK MANAGEMENT continued

LIQUIDITY RISK continued

	SA rand
Figures in million	Current	More than 1 year

2018

Other non-current liabilities	—	1
Trade and other payables (excluding non-financial liabilities)	769	—
Derivative financial liabilities	124	95
Borrowings
Due between 0 to six months	702	—
Due between six to 12 months	—	—
Due between one to two years	—	584
Due between two to four years	—	5 002

	1 595	5 682

CAPITAL RISK MANAGEMENT

The primary objective of managing the group’s capital is to ensure that there is sufficient capital available to support the funding requirements of the group, in a way that optimises the cost of capital and matches the current strategic business plan.

The group manages and makes adjustments to the capital structure, which consists of debt and equity, as and when borrowings mature or when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof. In doing so, the group ensures it stays within the debt covenants agreed with lenders. The group may also sell assets to reduce debt or schedule projects to manage the capital structure.

During the 2018 financial year the level of gearing increased with R4 021 million due to the funding required for the acquisition of the Moab Khotsong operations (refer to note 12). Notwithstanding, the group continues to follow a conservative approach to debt and prefers to maintain low levels of gearing.

Net debt is as follows:

	SA rand
Figures in million	2019	2018

Cash and cash equivalents	993	706
Borrowings	(5 915)	(5 614)

Net debt	(4 922)	(4 908)

There were no changes to the group's approach to capital management during the year.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

4	FINANCIAL RISK MANAGEMENT continued

FAIR VALUE DETERMINATION FOR FINANCIAL ASSETS AND LIABILITIES

The fair value levels of hierarchy are as follows:

Level 1:	Quoted prices (unadjusted) in active markets;

Level 2:	Inputs other than quoted prices included within level 1 that are observable for the asset, either directly (that is, as prices) or indirectly (that is, derived from other prices);

Level 3:	Inputs for the asset that are not based on observable market data (that is, unobservable inputs).

The following table sets out the group’s assets and liabilities measured at fair value by level within the fair value hierarchy:

	SA rand
Figures in million	At 30 June 2019		At 30 June 2018

	Level 2	Level 3	Level 2	Level 3

Fair value through other comprehensive income
Other non-current assets (a)	—	59	—	8
Fair value through profit or loss
Restricted investments (b)	1 256	—	913	—
Derivative financial assets (c)	507	—	623	—
Derivative financial liabilities (c)	(422)	—	(215)	—
Other non-current assets (d)	—	271	—	—

(a)
The increase in level 3 fair value measurement relates to the equity investment in Rand Mutual Assurance previously carried at cost. Refer to note 2. The fair value of the investment was estimated with reference to an independent valuation. The valuation was performed using a discounted cash flow model. In valuating the group's share of the business, common practice marketability and minority discounts as well as additional specific risk discounts were applied.

(b)
The majority of the balance is directly derived from the Top 40 index on the JSE, and is discounted at market interest rate. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds. The balance of the environmental trust funds are carried at amortised cost and therefore not disclosed here.

(c)	The mark-to market remeasurement of the derivative contracts was determined as follows:

•	Forex hedging contracts comprise of zero cost collars and FECs:
The zero cost collars were valued using a Black-Scholes valuation technique derived from spot rand/US$ exchange rate inputs, implied volatilities on the rand/US$ exchange rate, rand/US$ inter-bank interest rates and discounted at market interest rate (zero-coupon interest rate curve). The value of the FECs is derived from the forward rand/US$ exchange rate and discounted at market interest rate (zero-coupon interest rate curve).

•
Rand gold hedging contracts (forward sale contracts): spot Rand/US$ exchange rate, Rand and dollar interest rates (forward points), spot US$ gold price, differential between the US interest rate and gold lease interest rate which is discounted at market interest rate.

•	US$ gold hedging contracts (forward sale contracts): spot US$ gold price, differential between the US interest rate and gold lease interest rate and discounted at market interest rate.

•
Silver hedging contracts (zero cost collars): a Black-Scholes valuation technique, derived from spot US$ silver price, strike price, implied volatilities, time to maturity and interest rates and discounted at market interest rate.

(d)
The increase in level 3 fair value measurement relates to the ARM BBEE loan that was previously carried at amortised cost. Refer to note 17. The fair value was calculated using a discounted cash flow model taking into account projected interest payments and the projected share price for African Rainbow Minerals Limited (ARM) on the expected repayment date.

The carrying values (less any impairment allowance) of short-term financial instruments are assumed to approximate their fair values.

The fair values of borrowings are not materially different to their carrying amounts since the interest payable on those borrowings is at floating interest rates. The fair value of borrowings are based on discounted cash flows using a current borrowing rate. The determination of the fair values are level 3 in the fair value hierarchy due to the use of unobservable inputs, including own credit risk.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

5	REVENUE

ACCOUNTING POLICY

Revenue from metal sales include the sale of gold, silver and uranium. Revenue from metal sales is recognised when the group satisfies its performance obligations under its contract with the customer, by transferring such metals to the customer's control. Transfer of control is generally determined to be when risk and title to the metals passes to the customer. Revenue is measured based on the consideration specified in the contract with the customer and is driven by the quoted market prices of the metals.

The effective portion of gains or losses on the derivatives designated as cash flow hedging items (forecast sales transactions) are recognised in revenue when the forecast sales transactions occur. See the accounting policy for derivatives and hedging activities in note 2.

	SA rand
Figures in million	2019	2018*	2017*

Revenue from contracts with customers	26 459	19 255	18 766
Gold	25 693	19 162	18 536
Silver[1]	589	74	230
Uranium[2]	177	19	—
Hedging gain[3]	453	1 197	728

Total revenue[4]	26 912	20 452	19 494
* Re-presented due to a change in accounting policy - refer to note 2 for detail.
1 Derived from the Hidden Valley operation in Papua New Guinea.
2 Derived from the Moab Khotsong operation.
3 Relates to the realised effective portion of the hedge-accounted gold derivatives. Refer to note 18 for further information.
4 A geographical analysis of revenue is provided in the segment report in note 37.

The points of transfer of control are as follows:

• Gold: South Africa	Gold is delivered and certificate of sale is issued.
• Gold and silver: Hidden Valley	For sales up to 13 February 2019: metal is delivered and metal account credited by the customer.
Sales from 14 February 2019 onwards: metal is collected from Hidden Valley and a confirmation of collection is sent to and accepted by the customer.
• Uranium	Confirmation of transfer is issued.

6	COST OF SALES

	SA rand
Figures in million	2019	2018*	2017*

Production costs (a)	20 324	15 084	15 042
Amortisation and depreciation of mining assets (b)	3 961	2 468	2 441
Amortisation and depreciation of assets other than mining assets (b)	93	102	78
Rehabilitation expenditure (c)	33	67	23
Care and maintenance costs of restructured shafts	134	128	109
Employment termination and restructuring costs (d)	242	208	74
Share-based payments (e)	155	244	391
Impairment of assets (f)	3 898	5 336	1 718
Other	29	(41)	(7)

Total cost of sales	28 869	23 596	19 869
* Re-presented due to a change in accounting policy - refer to note 2 for detail.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

6	COST OF SALES continued

(a)
Production costs include mine production and transport and refinery costs, applicable general administrative costs, movement in inventories and ore stockpiles, ongoing environmental rehabilitation costs and transfers for stripping activities. Employee termination costs are included, except for employee termination costs associated with major restructuring and shaft closures, which are separately disclosed.

Production costs increased during the 2019 year mainly due to the inclusion of Moab Khotsong (R2.4 billion increase) for the full year as well as continuing production at Hidden Valley (R1.6 billion) for the full year following the operation reaching commercial levels of production at the end of the 2018 financial year. Production costs for 2018 include R1.0 billion related to the Moab Khotsong operations and production costs related to Hidden Valley were R1.2 billion lower than 2017 due to the capitalisation of costs during the plant upgrade and the development of the stage 5 and 6 cut back.

Production costs, analysed by nature, consist of the following:

	SA rand
Figures in million	2019	2018*	2017*

Labour costs, including contractors	12 715	9 750	9 006
Consumables	5 532	3 418	3 614
Water and electricity	3 398	2 551	2 316
Insurance	126	86	91
Transportation	354	121	177
Change in inventory	(166)	(211)	370
Capitalisation of mine development costs	(1 880)	(1 552)	(1 321)
Stripping activities[1]	(1 197)	(167)	(77)
Royalty expense	193	121	211
Other	1 249	967	655

Total production costs	20 324	15 084	15 042
* Re-presented due to a change in accounting policy - refer to note 2 for detail.
1 Stripping activities increased as a result of Hidden Valley reaching commercial level of production during June 2018.

(b)
Depreciation is higher for the 2019 year owing mainly to full year production at Hidden Valley (R1.6 billion increase) as well as Moab Khotsong (R178 million increase) included for the full year. Offsetting this are decreases year on year at Target 1 (R199 million) as well as Unisel and Masimong (R184 million) owing to the impact of the impairment that was recognised at the end of the 2018 year.

Amortisation and depreciation of assets other than mining assets includes the amortisation of intangible assets.

(c)
For the assumptions used to calculate the rehabilitation costs, refer to note 25. This expense includes the change in estimate for the rehabilitation provision where an asset no longer exists as well as costs related to the rehabilitation process. For 2019, R86 million (2018: R94 million) (2017: R96 million) was spent on rehabilitation in South Africa. Refer to note 25.

(d)
The employment termination and restructuring expenditure for 2019 and 2018 relate to the voluntary severance program in place to reduce labour costs. The 2017 amount includes contractor fees for the optimisation of the Hidden Valley operation of R61 million.

(e)
Refer to note 33 for details on the share-based payment schemes implemented by the group. Due to the approval of the new management share plan, no new issue for the management share incentive scheme was made following the 2015 issue maturing in November 2018.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

6	COST OF SALES continued

(f)
An increase in the planned gold price was offset by an increase in costs (both working costs and capital expenditure), which was further compounded by the inclusion of carbon tax (effective 1 June 2019), in both the life-of-mine and resource base models. Although there was an increase in the overall group’s net present value of the life-of-mine models, the revision of the areas included in certain of the resource base models resulted in lower grades which negatively impacted on the cash flows and ultimately the recoverable amounts. Refer to note 13 for further information. The impairment of assets consists of the following:

	SA rand
Figures in million	2019	2018	2017

Tshepong Operations	2 254	988	255
Kusasalethu	690	579	678
Target 1	312	699	785
Target 3	318	—	—
Joel	198	160	—
Other mining assets	120	319	—
Bambanani	6	—	—
Doornkop	—	317	—
Unisel	—	487	—
Masimong	—	329	—
Target North	—	1 458	—

Total impairment of assets	3 898	5 336	1 718

The recoverable amounts for these assets have been determined on a fair value less costs to sell basis using the assumptions per note 13 in discounted cash flow models and attributable resource values. These are fair value measurements classified as level 3. The recoverable amounts of the CGUs where impairments were recognised as at 30 June 2019 are as follows:

	SA rand
	Recoverable amount
Figures in million	Life-of-Mine plan	Resource base	Total

Tshepong Operations
The impairment is due to the increased costs to exploit the resource base as well as a lower expected recovered grade. The decrease in the recovery grade is as a result of the change in the dilution factors applied to the outside life of mine resources.
	3 811	2 055	5 866
Kusasalethu
The decrease in grade and increased estimated costs in the resource base resulted in a lower recoverable amount. The decrease in the recovery grade is as a result of the change in the dilution factors applied to the outside life of mine resources.	1 297	—	1 297
Target 1
The recoverable amount decreased as a result of increased costs and decrease in grade in the resource base together with the estimated impact of carbon tax. The increase in discount rate due to increased risk factors also negatively impacted on the recoverable amount.	467	609	1 076
Target 3
The operation remains under care and maintenance. A change in valuation method from discounted cash flow model to resource multiple approach reduced the recoverable amount.	None	182	182
Joel
The increased capital costs in the resource base together with carbon tax negatively impacted the net present value of expected cash flows.	765	87	852
Other mining assets
The updated life-of-mine plans for the CGUs in Freegold and Avgold resulted in the impairment of other mining assets.	335	None	335
Bambanani
The impairment of goodwill reduced the carrying amount of intangible assets. As goodwill is not depreciated, it results in an impairment as the life of the operation shortens.	763	None	763

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

6	COST OF SALES continued

(f)	Impairment continued

The recoverable amounts of the CGUs where impairments were recognised as at 30 June 2018 are as follows:

	SA rand
	Recoverable amount
Figures in million	Life-of-Mine plan	Resource base	Total

Tshepong Operations
The impairment was mainly driven by sensitivity to fluctuations in the gold price. Furthermore the updated life-of-mine for the Tshepong operations presented a marginal decrease in recovered grade.	4 279	3 147	7 426
Kusasalethu
Kusasalethu's old section of the mine at the operation was excluded in the FY19 life-of-mine plan.	1 019	1 119	2 138
Target 1
Exploration drilling results during the year pointed towards lower grade estimates within certain blocks that have now been excluded from the life-of-mine plans.	471	746	1 217
Joel
The updated life-of-mine for the Joel operation presented a marginal decrease in recovered grade.	540	336	876
Other mining assets
The updated life-of-mine plans for the CGUs in Freegold and Harmony resulted in the impairment of other mining assets.	366	None	366
Doornkop
The impairment of Doornkop is primarily as a result of a decrease in the Kimberley Reef's resource values.	1 552	1 178	2 730
Unisel
Excluded the Leader Reef from the life-of-mine plan to focus on the higher grade Basal Reef. This reduced the life-of-mine from four years to eighteen months.	38	None	38
Masimong
The impairment at Masimong was as a result of the depletion of the higher grade B Reef and subsequent reduced life-of-mine.	58	None	58
Target North
The impairment of Target North was as a result of a decrease in resource values.	None	3 681	3 681

The recoverable amounts of the CGUs where impairments were recognised as at 30 June 2017 are as follows:

SA rand
Recoverable amount
Figures in million	Life-of-Mine plan	Resource base	Total

Tshepong Operations
The impairment was mainly driven by the restriction on hoisting capacity at Phakisa along with the general pressure on margins.	4 931	2 849	7 780
Target 1
Information gained from the underground drilling during the year indicated that some areas of the bottom reef of the Dreyerskuil are highly channelised, which negatively impacted on the overall grade for the operation. These areas were subsequently excluded from the life-of-mine plan. This, together with the general pressure on margins, reduced the profitability of the operation over its life and contributed to the decrease in the recoverable amount.	867	1 129	1 996
Kusasalethu
The impairment was driven by a reduction in the additional attributable resource value as a result of a decrease in the ounces. The company investigated the viability of a decline to extend the life. The business case showed that the option was not feasible and therefore the resource ounces were reduced.
	1 240	1 543	2 783

There was no reversal of impairment for the 2019, 2018 or 2017 financial years.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

7	OTHER OPERATING EXPENSES

	SA rand
Figures in million	2019	2018	2017

Profit on sale of property, plant and equipment	(5)	(2)	(42)
Social investment expenditure	155	73	74
Loss on scrapping of property, plant and equipment (a)	21	1	140
Foreign exchange translation (gain)/loss (b)	86	682	(194)
Silicosis settlement provision/(reversal of provision) (c)	(62)	(68)	917
Provision/(reversal of provision) for ARM BBEE Trust loan (d)	—	(43)	13
Other (income)/expenses - net	(9)	24	(22)

Total other operating expenses	186	667	886

(a) These losses arise from the derecognition of property, plant and equipment that are no longer in use. No future economic benefits are expected from the use or disposal of these assets. The amount in 2017 relates to the abandonment of individual surface assets that were no longer core to the group's business.

(b) The majority of the foreign exchange gains and losses relates to the US$ borrowings. Refer to note 29 for more details.

(c) Refer to note 26 for details on the movement in the silicosis settlement provision.

(d) Pursuant to the adoption of IFRS 9 on 1 July 2018 (refer to note 2), the ARM BBEE Trust loan is carried at fair value through profit or loss with movement in fair value recognised in net gains on financial instruments (refer to note 8). In 2018, the provision was reversed following an increase in African Rainbow Minerals Limited's share price and dividends paid in the period between July 2017 and June 2018, which form part of the recoverability test at 30 June 2018. Refer to note 17 for further details on the loan.

8	INVESTMENT INCOME

ACCOUNTING POLICY

Interest income is recognised on the effective interest method, taking into account the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group. Dividend income is recognised when the shareholder's right to receive payment is established. This is recognised at the last date of registration.

Cash flows from interest and dividends received are classified under operating activities in the cash flow statement.

	SA rand
Figures in million	2019	2018	2017

Interest income from financial assets at amortised cost	244	272	264
Net gain on financial instruments[1]	64	71	4

Total investment income	308	343	268
1 Primarily relates to the environmental trust funds and the social trust fund (refer to note 16) and also includes the fair value movement of the ARM BBEE Trust loan (refer to note 17).

9	FINANCE COSTS

ACCOUNTING POLICY

Borrowing costs are capitalised to the extent that they are directly attributable to the acquisition and construction of qualifying assets. Qualifying assets are assets that take a substantial time to get ready for their intended use. These costs are capitalised until the asset moves into the production phase. Other borrowing costs are expensed. The foreign exchange translation loss is included in the borrowing cost calculation to the extent that it is considered to be a part of interest.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

9	FINANCE COSTS continued

	SA rand
Figures in million	2019	2018	2017

Financial liabilities

Borrowings	402	227	110
Other creditors and liabilities	2	1	—

Total finance costs from financial liabilities	404	228	110

Non-financial liabilities

Post-retirement benefits	17	18	16
Time value of money component of silicosis provision	79	76	—
Time value of money and inflation component of rehabilitation costs	208	191	173

Total finance costs from non-financial liabilities	304	285	189
Total finance costs before interest capitalised	708	513	299
Interest capitalised (a)	(133)	(183)	(65)

Total finance costs	575	330	234

(a)	The capitalisation rate used to determine capitalised borrowing costs is:

	2019	2018	2017
	%	%	%

Capitalisation rate	10.4%	10.5%	4.2%

The change in the rate from 2017 to 2018 is due to the effect of the foreign exchange translation loss in 2018 compared with a gain of 2017 on the calculation of the rate.

10	TAXATION

ACCOUNTING POLICY

Taxation is made up of current and deferred taxation. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the group operates and generates taxable income.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred taxation is recognised on temporary differences existing at each reporting date between the tax base of all assets and liabilities and their carrying amounts. Substantively enacted tax rates are used to determine future anticipated effective tax rates which in turn are used in the determination of deferred taxation, except to the extent that deferred tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and does not affect the accounting or taxable profit or loss at the time of the transaction. Deferred tax is charged to profit or loss, except where the tax relates to items recognised in other comprehensive income or directly in equity in which case the tax is also recognised in other comprehensive income or directly in equity. The effect on deferred tax of any changes in tax rates is recognised in the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

The principal temporary differences arise from amortisation and depreciation on property, plant and equipment, provisions, unutilised tax losses, unutilised capital allowances carried forward and unrealised gains and losses on the gold forward sale contracts. Deferred tax assets relating to the carry forward of unutilised tax losses and unutilised capital allowances are recognised to the extent that it is probable that future taxable profit will be available against which the unutilised tax losses and unutilised capital allowances can be utilised. The recoverability of these assets is reviewed at each reporting date and adjusted if recovery is no longer probable.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

10	TAXATION continued

ACCOUNTING POLICY continued

Deferred income tax is provided on temporary differences arising from investments in subsidiaries, joint ventures and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The group is subject to income tax in several jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Management has to exercise judgement with regard to deferred tax assets. Where the possibility exists that no future taxable income may flow against which these assets can be offset, the deferred tax assets are not recognised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. When different tax rates apply to different levels of taxable income, deferred tax assets and liabilities are measured using the average tax rates that are expected to apply to the taxable profit (tax loss) of the periods in which the temporary differences are expected to reverse. At the group’s South African operations, such average tax rates are directly impacted by the profitability of the relevant mine. The deferred tax rate is therefore based on the current estimate of future profitability of an operation when temporary differences will reverse, based on tax rates and tax laws that have been enacted at the balance sheet date. The future profitability of each mine, in turn, is determined by reference to the life-of-mine (LoM) plan for that operation. The LoM plan is influenced by factors as disclosed in note 13, which may differ from one year to the next and normally result in the deferred tax rate changing from one year to the next.

The taxation (expense)/credit for the year is as follows:

	SA rand
Figures in million	2019	2018	2017

SA taxation

Mining tax (a)	(19)	(42)	(230)
- current year	(14)	(42)	(230)
- prior year	(5)	—	—

Non-mining tax (b)	(124)	(163)	(258)
- current year	(121)	(163)	(256)
- prior year	(3)	—	(2)

Deferred tax (c)	282	439	998
- current year	282	439	998

Total taxation (expense)/credit	139	234	510

(a)
Mining tax on gold mining taxable income in South Africa is determined according to a formula, based on the taxable income from mining operations. 5% of total revenue is exempt from taxation while the remainder is taxable at a higher rate (34%) than non-mining income (28%) as a result of applying the gold mining formula. Mining and non-mining income of Australian entities and PNG operation are taxed at a standard rate of 30%.

All qualifying mining capital expenditure is deducted from taxable mining income to the extent that it does not result in an assessed loss. Accounting depreciation is eliminated when calculating the South African mining tax income. Excess capital expenditure is carried forward as unredeemed capital to be claimed from future mining taxable income. The group has several tax paying entities in South Africa. In terms of the mining ring-fencing application, each ring-fenced mine is treated separately and deductions can normally only be utilised against mining income generated from the relevant ring-fenced mine.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

10	TAXATION continued

(b)
Non-mining taxable income of mining companies and the taxable income for non-mining companies are taxed at the statutory corporate rate of 28%.The expense relates to non-mining tax arising from derivative gains (realised and unrealised) recognised on the foreign currency derivatives as well as the realised gains on the commodity forward sale contracts. Refer to note 18 for details on the group's derivative gains recorded.

(c)
The deferred tax rate used to calculate deferred tax is based on the current estimate of future profitability when temporary differences will reverse based on tax rates and tax laws that have been enacted at the balance sheet date. Depending on the profitability of the operations, the deferred tax rate can consequently be significantly different from year to year.

The deferred tax credit in the 2019, 2018 and 2017 years is mainly a result of the impairment of assets, a decrease in the weighted average deferred tax rate due to reduced estimated profitability at South African operations, as well as the provision for silicosis settlement raised in 2017.

INCOME AND MINING TAX RATES

The tax rate remains unchanged for the 2017, 2018 and 2019 years.

Major items causing the group's income tax provision to differ from the South African mining statutory tax rate of 34% were:

	SA rand
Figures in million	2019	2018	2017

Tax on net loss at the mining statutory tax rate	934	1 600	50
Non-allowable deductions	(241)	(513)	(77)
Gain on bargain purchase	—	—	288
Share-based payments	(70)	(104)	(104)
Impairment of assets	(2)	(219)	(87)
Exploration expenditure	(36)	(74)	(50)
Finance costs	(68)	(54)	(37)
Other	(65)	(62)	(87)

Movement in temporary differences related to property, plant and equipment	(1 388)	(1 248)	(1 080)
Movements in temporary differences related to other assets and liabilities	98	55	52
Difference between effective mining tax rate and statutory mining rate on mining income	(175)	(550)	129
Difference between non-mining tax rate and statutory mining rate on non-mining income	19	35	55
Effect on temporary differences due to changes in effective tax rates[1]	83	675	968
Prior year adjustment	(8)	—	7
Capital allowances[2]	684	604	536
Deferred tax asset not recognised[3]	133	(424)	(130)

Income and mining taxation	139	234	510

Effective income and mining tax rate (%)	5	5	347
1 This mainly relates to movements in the deferred tax rate related to Harmony (10.5% to 25.7%) (2018: 19.4% to 10.5%) (2017: 21.1% to 19.4%), Freegold (8.7% to 8.1%) (2018: 12.5% to 8.7%) (2017: 20.0% to 12.5%) and Randfontein Estates Limited (Randfontein) (1.8% to 4.5%) (2018: 3.8% to 1.8%) (2017: 10.1% to 3.8%).
2 This relates to the additional capital allowance that may be deducted from taxable income from mining operations in South Africa. A significant portion relates to Avgold Limited (Avgold) which has a 0% effective tax rate.
3 This relates to tax losses and deductible temporary differences for which future taxable profits are uncertain and are not considered probable.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

10	TAXATION continued

DEFERRED TAX

The analysis of deferred tax assets and liabilities is as follows:

	SA rand
Figures in million	2019	2018*

Deferred tax assets	(549)	(388)
Deferred tax asset to be recovered after more than 12 months	(49)	(52)
Deferred tax asset to be recovered within 12 months	(500)	(336)

Deferred tax liabilities	1 237	1 533
Deferred tax liability to be recovered after more than 12 months	1 125	1 385
Deferred tax liability to be recovered within 12 months	112	148

Net deferred tax liability	688	1 145
* Re-presented due to the change in the final purchase price allocation related to the Moab Khotsong acquisition. Refer to note 12 for detail.

Deferred tax liabilities and assets on the balance sheet as of 30 June 2019 and 30 June 2018 relate to the following:

	SA rand
Figures in million	2019	2018

Gross deferred tax liabilities	1 237	1 533

Amortisation and depreciation	1 229	1 440
Derivative assets	—	90
Other	8	3

Gross deferred tax assets	(549)	(388)

Unredeemed capital expenditure	(4 044)	(4 266)
Provisions, including non-current provisions	(844)	(680)
Derivative financial instruments	(87)	—
Tax losses	(1 209)	(758)
Deferred tax asset not recognised[1]	5 635	5 316

Net deferred tax liability	688	1 145
1 The majority of the deferred tax asset not recognised (2019: R5 293 million (2018: R5 109 million)) relates to Harmony's PNG operations.

Movement in the net deferred tax liability recognised in the balance sheet as follows:

	SA rand
Figures in million	2019	2018

Balance at beginning of year	1 145	1 702
Credit per income statement	(282)	(439)
Tax directly charged to other comprehensive income	(176)	(193)
Moab Khotsong acquisition	—	75

Balance at end of year	688	1 145

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

10	TAXATION continued

DEFERRED TAX continued

	SA rand
Figures in million	2019	2018

As at 30 June, the group had the following potential future tax deductions:

Unredeemed capital expenditure available for utilisation against future mining taxable income[1]	39 725	38 711
Tax losses carried forward utilisable against mining taxable income[2]	5 494	4 334
Capital Gains Tax (CGT) losses available to be utilised against future CGT gains[4]	571	571

As at 30 June, the group has not recognised the following deferred tax asset amounts relating to the above:	12 935	12 215

The unrecognised temporary differences are:
Unredeemed capital expenditure[3]	35 038	34 021
Tax losses[2]	5 109	4 196
CGT losses[4]	571	571

1 Includes Avgold R19 086 million (2018: R16 991 million), Randfontein R2 134 million (2018: R2 163 million), Moab Khotsong R1 755 million (2018:
R2 091 million) and Hidden Valley R16 333 million (2018: R17 030 million). These have an unlimited carry-forward period.
2 Relates mainly to Hidden Valley and the PNG exploration operations. These have an unlimited carry-forward period.
3 Relates to Avgold and Hidden Valley.
4 The CGT losses relate to the gross CGT losses available to be utilised against future CGT gains.

DIVIDEND TAX (DT)

The withholding tax on dividends remained unchanged at 20%.

11	EARNINGS/(LOSS) PER SHARE

BASIC EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share is calculated by dividing the net income attributable to shareholders by the weighted number of ordinary shares in issue during the year.

	2019	2018	2017

Ordinary shares in issue ('000)	539 841	500 252	439 957
Adjustment for weighted number of ordinary shares in issue ('000)	(12 974)	(54 304)	(1 077)

Weighted number of ordinary shares in issue ('000)	526 867	445 948	438 880
Treasury shares ('000)	(3 058)	(52)	(437)

Basic weighted average number of ordinary shares in issue ('000)	523 809	445 896	438 443

	SA rand
	2019	2018	2017
Total net earnings/(loss) attributable to shareholders (millions)	(2 607)	(4 473)	362
Total basic earnings/(loss) per share (cents)	(498)	(1 003)	82

DILUTED EARNINGS/(LOSS) PER SHARE

For diluted earnings/(loss) per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares as a result of share options granted to employees under the share option schemes in issue. A calculation is performed to determine the number of shares that could have been acquired at fair value, determined as the average annual market share price of the company's shares, based on the monetary value of the subscription rights attached to the outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

11	EARNINGS/(LOSS) PER SHARE continued

DILUTED EARNINGS/(LOSS) PER SHARE continued

	2019	2018	2017

Weighted average number of ordinary shares in issue ('000)	523 809	445 896	438 443
Potential ordinary shares[1] ('000)	9 537	19 423	20 777

Weighted average number of ordinary shares for diluted earnings per share[1] ('000)	533 346	465 319	459 220

	SA rand
	2019	2018	2017

Total diluted earnings/(loss) per share (cents)[2]	(500)	(1 004)	79

1 Due to the net loss attributable to shareholders in 2019, the inclusion of the share options as potential ordinary shares had an anti-dilutive (2018: anti-dilutive and 2017: dilutive) effect on the loss (2018: loss and 2017: earnings) per share and were therefore not taken into account in the current year calculation. The issue price and the exercise price of share options issued to employees include the fair value of any service to be supplied to the entity in the future under the share option or other share-based payment arrangement.
2 The dilution is as a result of the potential reduction in earnings attributable to equity holders of the parent company as a result of the exercise of the Tswelopele Beneficiation Operation (TBO) option.TBO contributed a profit and therefore the reduction in earnings attributable to Harmony would increase the loss and loss per share.

DIVIDENDS

ACCOUNTING POLICY

Dividends declared are recognised in the period in which they are approved by the board of directors. Dividends are payable in South African rand.

Cash flows from dividends paid are classified under financing activities in the cash flow statement.

•	On 17 August 2017, the board declared a final dividend of 35 cents cents for the year ended 30 June 2017. R154 million was paid on 16 October 2017.

•	On 31 January 2017, the board declared an interim dividend of 50 cents. R221 million was paid on 20 March 2017.

•	On 15 August 2016, the board declared a final dividend of 50 cents for the year ended 30 June 2016. R218 million was paid on 19 September 2016.

	SA rand
	2019	2018	2017

Dividend declared (millions)	—	154	439
Dividend per share (cents)	—	35	100

12	ACQUISITIONS AND BUSINESS COMBINATIONS

ACQUISITION OF THE MOAB KHOTSONG OPERATIONS

Effective 1 March 2018 the group acquired the Moab Khotsong and Great Noligwa mines and related infrastructure as well as gold-bearing tailings and the Nufcor uranium plant (collectively the Moab Khotsong operations) from AngloGold Ashanti Limited on a going concern basis. The addition of the Moab Khotsong operations increased the group's production ounces, free cash flows and average underground gold recovery grade. The combined assets acquired and liabilities assumed constitute a business as defined by IFRS 3, Business Combinations.

The cash consideration paid to acquire the Moab Khotsong operations amounted to R3 474 million ($300 million). The group incurred acquisition-related costs of R98 million on advisory and legal fees. These costs are recognised as acquisition-related costs in the income statement. Furthermore, the group incurred R63 million on the integration of the operation in 2018 and R8 million in 2019. These costs are recognised as corporate, administration and other expenditure in the income statement for the year ended 30 June 2018.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

12	ACQUISITIONS AND BUSINESS COMBINATIONS continued

ACQUISITION OF THE MOAB KHOTSONG OPERATIONS continued

Identifiable assets acquired and liabilities assumed

For the year ended 30 June 2018, the purchase price allocation (PPA) was initially prepared on a provisional basis in accordance with IFRS 3. Subsequent to the issue of the 2018 financial statements, the PPA was finalised and the final amounts of the identifiable assets acquired and liabilities assumed are reported below. A decrease of R32 million was made to the mineral right value capitalised following the finalisation of the effective date tax values and deferred tax calculation. This increased the amount of goodwill recognised as part of the acquisition. The comparative figures as at 30 June 2018 have been re-presented for this change.The measurement period has now closed and the accounting for the acquisition has been concluded.

The fair value of the identifiable net assets acquired was determined on the expected discounted cash flows based on the life-of-mine plans of the Moab Khotsong operations at post-tax real discount rates ranging between 8.20% and 11.30%, exchange rates ranging between R/US$11.86 and R/US$15.82, gold prices ranging between $1 249/oz and $1 302/oz and uranium prices ranging between $30.44/lb and $37.47/lb. The valuation was performed as at 1 March 2018.

The fair values as at the effective date are as follows:

	SA rand
Figures in million	2019	2018

Property, plant and equipment	—	3 691
Environmental rehabilitation trust funds	—	382
Inventories	—	72
Deferred tax liabilities	—	(75)
Provision for environmental rehabilitation	—	(663)
Retirement benefit obligation	—	(10)
KOSH decant provision (refer to note 28)	—	(37)
Leave liabilities	—	(140)
Other payables	—	(48)

Fair value of net identifiable assets acquired	—	3 172

Goodwill

Goodwill arising from the acquisition has been recognised as follows:

	SA rand
Figures in million	2019	2018

Consideration paid	—	3 474
Fair value of net identifiable assets acquired	—	(3 172)

Goodwill	—	302

The goodwill has been allocated to the Moab Khotsong operations. The goodwill is attributable mainly to the skills and technical talent of the Moab Khotsong operations' work force. None of the goodwill recognised is deductible for tax purposes.

ACQUISITION OF FULL OWNERSHIP OF HIDDEN VALLEY

The group had a 50% interest in certain mining and exploration assets located in the Morobe province, PNG. Newcrest Mining Limited (Newcrest) owned the remaining 50% interest in these assets. The assets included the Hidden Valley mine and the Wafi-Golpu project. On 19 September 2016 Harmony announced the agreement to purchase Newcrest PNG 1 Ltd, the wholly owned subsidiary of Newcrest which held Newcrest's 50% interest in the Hidden Valley joint venture, for a cash consideration of US$1. As part of the transaction, Newcrest made a once-off contribution of $22.5 million (R309 million) towards Hidden Valley’s future estimated environmental liability. The transaction was conditional upon certain regulatory approvals which were obtained on 25 October 2016 and Harmony gained control over Hidden Valley from this date.

The step-up transaction from joint control to control has been accounted for in terms of IFRS 3.

As a result of the acquisition of Hidden Valley, a gain on bargain purchase of R848 million was recognised in 2017. The gain on bargain purchase is calculated as the difference between the consideration paid of US$1 and the fair value of the net identifiable assets acquired of R848 million.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

13	PROPERTY, PLANT AND EQUIPMENT

	SA rand
Figures in million	2019	2018*

Mining assets	20 549	24 203
Mining assets under construction	2 964	2 528
Undeveloped properties	3 965	3 974
Other non-mining assets	271	264

Total property, plant and equipment	27 749	30 969
* Re-presented due to the change in the final purchase price allocation related to the Moab Khotsong acquisition. Refer to note 12 for detail.

MINING ASSETS

ACCOUNTING POLICY

Mining assets including mine development costs and mine plant facilities are initially recorded at cost, where after they are measured at cost less accumulated depreciation and impairment. Costs include expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably.

The net assets of operations placed on care and maintenance are impaired to their recoverable amount. Expenditure on the care and maintenance of these operations is charged against income, as incurred. Mineral and surface use rights represent mineral and surface use rights for parcels of land both owned and not owned by the group.

Mineral and surface rights include acquired mineral use rights in production, development and exploration phase properties. The amount capitalised related to a mineral and surface right, either as an individual asset purchase or as part of a business combination, is the fair value at acquisition.

The group’s mineral use rights are enforceable regardless of whether proved or probable reserves have been established. In certain limited situations, the nature of use changes from an exploration right to a mining right upon the establishment of proved and probable reserves. The group has the ability and intent to renew mineral use rights where the existing term is not sufficient to recover all identified and valued proved and probable reserves and/or undeveloped mineral interests.

Depreciation

Depreciation of mining assets is computed principally by the units-of-production method over life-of-mine based on estimated quantities of economically recoverable proved and probable reserves, which can be recovered in future from known mineral deposits.

In most instances, proved and probable reserves provide the best indication of the useful life of the group’s mines (and related assets). However, in some instances, proved and probable reserves may not provide a realistic indication of the useful life of the mine (and related assets). This may be the case, for example, where management is confident that further inferred resources will be converted into measured and indicated resources and if they are economically recoverable, they can also be classified as proved and probable reserves. Management is approaching economic decisions affecting the mine on this basis, but has chosen to delay the work required to designate them formally as reserves.

In assessing which resources to include so as to best reflect the useful life of the mine, management considers resources that have been included in the life-of-mine plan. To be included in the life-of-mine plan, resources need to be above the cut-off grade set by management, which means that the resource can be economically mined and is therefore commercially viable. This consistent systematic method for inclusion in the life-of-mine plan takes management’s view of the gold price, exchange rates as well as cost inflation into account.

In declaring the resource, management would have had to obtain a specified level of confidence of the existence of the resource through drilling as required by the South African Code for Reporting Exploration Results, Mineral Resources and Mineral Reserves (SAMREC).

Additional confidence in the existence, commercial viability and economical recovery of such resources may be based on historical experience and available geological information, such as geological information obtained from other operations that are contiguous to the group’s as well as where the group mines continuations of these other operations’ orebodies and reefs. This is in addition to the drilling results obtained by the group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a reasonable degree of accuracy.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

13	PROPERTY, PLANT AND EQUIPMENT continued

MINING ASSETS continued

ACCOUNTING POLICY continued

Depreciation continued

In instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence, such additional resources, which may also include certain, but not all, of the inferred resources, as well as the associated future development costs of accessing those resources, are included in the calculation of depreciation. The future development costs are those costs that need to be incurred to access these inferred resources, for example the costs to complete a decline or level, which may include infrastructure and equipping costs. These amounts have been extracted from the cash flow projections for the life-of-mine plans.

Mineral rights associated with production phase mineral interests are amortised over the life of mine using the units-of-production method in order to match the amortisation with the expected underlying future cash flows.

Impairment

Testing for impairment is done in terms of the group policy as discussed in note 2.5.

Stripping activities

The removal of overburden and other mine waste materials is often necessary during the initial development of a mine site, in order to access the mineral ore deposit. The directly attributable cost of this activity is capitalised in full within mining assets under construction, until the point at which the mine is considered to be capable of commercial production.

The removal of waste material after the point at which a mine is capable of commercial production is referred to as production stripping.

When the waste removal activity improves access to ore extracted in the current period, the costs of production stripping are charged to the income statement as operating costs in accordance with the principles of IAS 2, Inventories.

Where production stripping activity both produces inventory and improves access to ore in future periods the associated costs of waste removal are allocated between the two elements. The portion which benefits future ore extraction is capitalised within stripping and development capital expenditure. If the amount to be capitalised cannot be specifically identified it is determined based on the volume of waste extracted compared with expected volume for the identified component of the orebody. Components are specific volumes of a mine’s orebody that are determined by reference to the life-of-mine plan.

In certain instances significant levels of waste removal may occur during the production phase with little or no associated production. The cost of this waste removal is capitalised in full.

All amounts capitalised in respect of waste removal are depreciated using the units-of-production method based on proved and probable ore reserves of the component of the orebody to which they relate.

The effects of changes to the life-of-mine plan on the expected cost of waste removal or remaining reserves for a component are accounted for prospectively as a change in estimate.

Scrapping of assets

Where significant adverse changes have taken place relating to the useful life of an asset, that asset is tested for impairment in terms of the group policy as discussed in note 2.5. Whether or not an impairment is recognised, it is then necessary to review the useful lives and residual values of the assets within the CGU – this is reviewed at least annually. Where necessary, the useful lives and residual values of the individual assets are revised.

Where the useful life of an asset is nil as a result of no future economic benefit expected from the use or disposal of that asset, it is necessary to derecognise the asset. The loss arising from the derecognition is included in profit or loss in the period in which the asset was derecognised.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

13	PROPERTY, PLANT AND EQUIPMENT continued

MINING ASSETS continued

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS – GOLD MINERAL RESERVES AND RESOURCES

Gold mineral reserves and resources are estimates of the amount of ounces that can be economically and legally extracted from the group’s properties. In order to calculate the gold mineral reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates.

Estimating the quantities and/or grade of the reserves and resources requires the size, shape and depth of the orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

Because the economic assumptions used to estimate the gold mineral reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves and resources may change from year to year. Changes in the reserves and resources may affect the group’s financial results and financial position in a number of ways, including:

•	Asset carrying values may be affected due to changes in estimated cash flows;

•	Scrapping of assets to be recorded in the income statement following the derecognition of assets as no future economic benefit expected;

•	Depreciation and amortisation charged in the income statement may change as they are calculated on the units-of-production method;

•	Environmental provisions may change as the timing and/or cost of these activities may be affected by the change in mineral reserves; and

•	Useful life and residual values may be affected by the change in mineral reserves.

At the end of each financial year, the estimate of proved and probable gold mineral reserves and resources is updated. Depreciation of mining assets is prospectively adjusted, based on these changes.

SENSITIVITY ANALYSIS - GOLD MINERAL RESERVES AND RESOURCES EFFECT ON DEPRECIATION

The group includes certain inferred resources in the denominator and future development costs in the numerator when performing the depreciation calculation for certain of its operations, where proved and probable reserves alone do not provide a realistic indication of the useful life of mine (and related assets). During periods presented, this mainly related to Doornkop. Had the group only used proved and probable reserves in its calculations, depreciation for 2019 would have amounted to R4 116 million (2018: R2 753 million) (2017: R2 727 million), compared with the reported totals of R4 054 million (2018: R2 570 million) (2017: R2 519 million).

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS – PRODUCTION START DATE

Various relevant criteria are considered in order to assess when the mine is substantially complete and ready for its intended use and moves into the production phase. Some of the criteria would include but are not limited to the following:
• The level of capital expenditure compared to the total project cost estimates;
• The ability to produce gold in a saleable form (where more than an insignificant amount of gold has been produced); and
• The ability to sustain the ongoing production of gold.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS – STRIPPING ACTIVITIES

The determination of the volume of waste extracted and the expected volume for the identified component of the orebody is dependent on an individual mine’s design and life-of-mine plan and therefore changes to the design or life-of-mine plan will result in changes to these estimates. Identification of the components of a mine’s orebody is made by reference to the life-of-mine plan. The assessment depends on a range of factors including each mine’s specific operational features and materiality.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

13	PROPERTY, PLANT AND EQUIPMENT continued

MINING ASSETS continued

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS – IMPAIRMENT OF ASSETS

The recoverable amount of mining assets is generally determined utilising real discounted future cash flows. Management also considers such factors as the quality of the individual orebody, market risk, asset specific risks and country risk in determining the fair value.

Key assumptions for the calculations of the mining assets’ recoverable amounts are the commodity prices, resource values, marketable discount rates, costs to sell, exchange rates and the annual life-of-mine plans. In determining the commodity prices and resource values to be used, management assesses the long-term views of several reputable institutions on commodity prices and based on this, derives the commodity prices and resource values.

The life-of-mine plans are based on the proved and probable reserves as included in the Reserve Declaration, which are determined in terms of SAMREC, as well as resources where management has high confidence in the orebody and economical recovery of gold, based on historic and similar geological experience.

During the year under review, the group calculated the recoverable amounts (generally fair value less costs to sell) based on updated life-of-mine plans and the following gold price, silver price and exchange rates assumptions:

	2019	2018	2017

US$ gold price per ounce
– Year 1	1 325	1 250	1 200
– Year 2	1 310	1 250	1 200
– Long term (year 3 onwards)	1 290	1 250	1 200
US$ silver price per ounce
– Year 1 and year 2	15.75	17.00	17.00
– Long term (year 3 onwards)	17.00	17.00	17.00
Exchange rate (R/US$)
– Year 1	14.43	13.30	13.61
– Year 2	14.25	13.30	13.61
– Long term (year 3 onwards)	14.11	13.30	13.61
Exchange rate (PGK/US$)	3.34	3.17	3.16
Rand gold price (R/kg)
– Year 1	615 000	535 000	525 000
– Year 2	600 000	535 000	525 000
– Long term (year 3 onwards)	585 000	535 000	525 000

The following is the attributable gold resource value assumption:

	South Africa			Hidden Valley
US dollar per ounce	2019	2018	2017	2019	2018	2017

Measured	25.00	25.00	32.69	n/a	n/a	n/a
Indicated	8.00	8.00	18.68	8.00	5.84	5.84
Inferred	2.80	2.80	4.67	n/a	5.84	5.84

The recoverable amount of mining assets is determined utilising real discounted future cash flows or resource multiples in the case of undeveloped properties and certain resource bases.

One of the most significant assumptions that influence the group's operations' life-of-mine plans, and therefore impairment, is the expected gold price. During this year's planning and testing, commodity price and exchange rate assumptions as per the table above were used. Due to the increase in the US$ commodity price and weakening of the rand against the US$ dollar at the end of the financial year, management decided it would be appropriate to differentiate between short, medium and long term assumptions used in the models.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

13	PROPERTY, PLANT AND EQUIPMENT continued

MINING ASSETS continued

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS – IMPAIRMENT OF ASSETS continued

The post-tax real discount rate for Hidden Valley was 10.13% (2018: 9.91%) (2017:11.92%) and the post-tax real discount rates for the South African operations ranged between 8.90% and 11.10% (2018: 8.35% and 10.25%) (2017: 8.98% and 11.81%), depending on the asset, were used to determine the recoverable amounts. Cash flows used in the impairment calculations are based on life-of-mine plans which exceed five years for the majority of the mines. Cash flows from potential projects, life-of-mine extensions and residual ounces can also be included in the impairment assessment where deemed appropriate. An additional risk premium is added to the post-tax real discount rates in these instances.

Refer to note 6 for details of impairments recorded.

Should management’s estimate of the future not reflect actual events, further impairments may be identified.

Factors affecting the estimates include:
• Changes to proved and probable ore reserves;
• Economical recovery of resources;
• The grade of the ore reserves may vary significantly from time to time;
• Review of strategy;
• Unforeseen operational issues at the mines;
• Differences between actual commodity prices and commodity price assumptions;
• Changes in the discount rate and foreign exchange rates;
• Changes in capital, operating mining, processing and reclamation costs;
• Mines' ability to convert resources into reserves;
• Potential production stoppages for indefinite periods; and
• Carbon tax.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

13	PROPERTY, PLANT AND EQUIPMENT continued

MINING ASSETS continued

SENSITIVITY ANALYSIS - IMPAIRMENT OF ASSETS

One of the most significant assumptions that influence the life-of-mine plans and therefore impairments is the expected commodity prices. The sensitivity scenario of a 10% decrease or increase in the commodity price used in the discounted cash flow models and the resource values used (with all other variables held constant) would have resulted in the following impairment being recorded as at 30 June 2019 and 2018:

	SA rand
Figures in million	2019	2018

- 10% decrease
Tshepong Operations	7 155	5 174
Moab Khotsong[1]	2 758	1 636
Kusasalethu	1 962	2 716
Doornkop	1 350	2 052
Target 1	1 278	1 684
Joel	984	882
Hidden Valley	749	752
Target 3	337	141
Bambanani[1]	331	222
Target North	291	1 826
Other surface operations	178	540
Masimong	105	386
Unisel	45	525
Kalgold	39	—

+ 10% increase
Target 3	300	—
Masimong	—	59
Target North	—	1 090
Unisel	—	433

1 The carrying amounts of these CGUs include goodwill and any impairment losses are allocated first to goodwill and then to the identifiable assets.

At all other operations, a 10% increase in the gold price would have resulted in no impairments being recorded.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

13	PROPERTY, PLANT AND EQUIPMENT continued

MINING ASSETS continued

The movement in the mining assets is as follows:

	SA rand
Figures in million	2019	2018*

Cost

Balance at beginning of year	49 741	40 570
Fully depreciated assets no longer in use derecognised	(302)	—
Additions[1]	4 113	2 546
Acquisition of Moab Khotsong	—	3 554
Disposals	(16)	(68)
Scrapping of assets	(117)	(2)
Adjustment to rehabilitation asset	(439)	(175)
Transfers and other movements	801	3 117
Translation	(152)	199

Balance at end of year	53 629	49 741

Accumulated depreciation and impairments

Balance at beginning of year	25 538	19 263
Fully depreciated assets no longer in use derecognised	(302)	—
Impairment of assets	3 880	3 460
Disposals	(16)	(67)
Scrapping of assets	(96)	(1)
Depreciation	4 184	2 789
Translation	(108)	94

Balance at end of year	33 080	25 538
Net carrying value	20 549	24 203
* Relates to a change in the fair value of assets acquired - refer to note 12 for detail.
1 Included in additions for 2019 is an amount of R173 million (2018: R12 million) for capitalised depreciation associated with stripping activities at the Hidden Valley operations.

Acquisition of assets

On 1 March 2018 the group acquired Moab Khotsong. Included in this acquisition was property, plant and equipment with a fair value of R3 691 million. Of the total acquisition costs, R3 554 million relates to mining assets and R137 million relates to other non-mining assets respectively. Refer to note 12 for more information relating to the acquisition.

Loss on scrapping of property, plant and equipment

Refer to note 7 for details.

Stripping activities

Included in the balance for mining assets is an amount of R1 208 million (2018: R261 million) relating to Kalgold and Hidden Valley. Depreciation of R13 million (2018: R4 million) was also recorded.

Transfer of assets

Transfer of assets relates to assets under construction transferred to mining assets. During the 2019 year this included an amount of R607 million transferred to mining assets at Hidden Valley. During 2018 amounts of R2 707 million and R410 million were transferred for Hidden Valley and Tshepong Operations respectively.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

13	PROPERTY, PLANT AND EQUIPMENT continued

MINING ASSETS UNDER CONSTRUCTION

ACCOUNTING POLICY

At the group’s surface mines, when it has been determined that a mineral property can be economically developed as a result of establishing proved and probable reserves, costs incurred to develop the property are capitalised as incurred until the mine is considered to have moved into the production phase. These costs include costs to further delineate the orebody and remove overburden to initially expose the orebody. At the group’s underground mines, all costs incurred to develop the property, including costs to access specific ore blocks or other areas of the underground mine, are capitalised to the extent that such costs will provide future economic benefits. These costs include the cost of shaft sinking and access, the costs of building access ways, lateral development, drift development, ramps, box cuts and other infrastructure development. Revenue earned during the pre-production phase is credited to the asset.

Where a depreciable asset is used in the construction or extension of a mine, the depreciation is capitalised against the mine’s cost.

Exploration properties acquired are recognised in the balance sheet within development cost and are shown at cost less provisions for impairment determined in accordance with the group’s accounting policy on impairment of non-financial assets.

Mineral interests associated with development and exploration phase mineral interests are not amortised until such time as the underlying property is converted to the production stage.

Capitalisation of pre-production costs ceases when commercial levels of production are reached. Commercial levels of production are discussed under “production start date” above.

The movement in the mining assets under construction is as follows:

	SA rand
Figures in million	2019	2018

Cost

Balance at beginning of year	2 528	3 104
Additions[1]	1 070	1 988
Depreciation capitalised[2]	50	312
Finance costs capitalised[3]	133	183
Transfers and other movements	(802)	(3 123)
Translation	(15)	64

Balance at end of year	2 964	2 528
1 For 2019 pre-production revenue of Rnil (2018: R1 288 million) was credited against additions.
2 Relates primarily to Hidden Valley.
3 Refer to note 9 for further detail on the capitalisation rate applied.

UNDEVELOPED PROPERTIES

ACCOUNTING POLICY

Undeveloped properties are initially recognised at cost, which is generally based on the fair value of resources obtained through acquisitions. The carrying values of these properties are tested annually for impairment. Once development commences, these properties are transferred to mining properties and accounted for in accordance with the related accounting policy.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

13	PROPERTY, PLANT AND EQUIPMENT continued

UNDEVELOPED PROPERTIES continued

The movement in the undeveloped properties is as follows:

	SA rand
Figures in million	2019	2018

Cost

Balance at beginning of year	5 446	5 442
Translation	(9)	4

Balance at end of year	5 437	5 446

Accumulated depreciation and impairments

Balance at beginning and end of year	1 472	14
Impairment[1]	—	1 458

Balance at end of year	1 472	1 472
Net carrying value	3 965	3 974
1 The impairment for 2018 year relates to Target North.

OTHER NON-MINING ASSETS

ACCOUNTING POLICY

Land is shown at cost and not depreciated. Other non-mining fixed assets are shown at cost less accumulated depreciation and accumulated impairment losses. Other non-mining fixed assets are depreciated on a straight-line basis over their estimated useful lives as follows:

•	Vehicles at 20% per year.

•	Computer equipment at 33.3% per year.

•	Furniture and equipment at 16.67% per year.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

The movement in the non-mining assets is as follows:

	SA rand
Figures in million	2019	2018

Cost

Balance at beginning of year	609	441
Fully depreciated assets no longer in use derecognised	(9)	—
Additions	59	37
Acquisition of Moab Khotsong	—	137
Transfers and other movements	1	(6)
Translation	(2)	—

Balance at end of year	658	609

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

13	PROPERTY, PLANT AND EQUIPMENT continued

OTHER NON-MINING ASSETS continued

	SA rand
Figures in million	2019	2018

Accumulated depreciation and impairments

Balance at beginning of year	345	236
Fully depreciated assets no longer in use derecognised	(9)	—
Depreciation	39	56
Impairment	12	51
Translation	—	2

Balance at end of year	387	345
Net carrying value	271	264

14	INTANGIBLE ASSETS

ACCOUNTING POLICY

Intangible assets consist of all identifiable non-monetary assets without physical substance. They are stated at cost less accumulated amortisation and accumulated impairment losses, if any. The following are the main categories of intangible assets:

Goodwill

Goodwill is an intangible asset with an indefinite useful life which is not amortised but tested for impairment on an annual basis, or when there is an indication of impairment. The excess of consideration transferred over the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previously held equity interest in the acquiree over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. Goodwill on acquisition of subsidiaries, joint ventures and businesses is included in intangible assets. Goodwill on acquisition of associates is included in investments in associates and tested for impairment as part of the overall balance.

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Goodwill is allocated to cash generating units for the purpose of impairment testing. The allocation is made to those cash generating units or groups of cash generating units that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash generating units to which goodwill has been allocated changes due to a re-organisation, the goodwill is re-allocated to the units affected.

The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

Technology-based assets

Acquired computer software licences that require further internal development are capitalised on the basis of costs incurred to acquire and bring to use the specific software. These technology-based assets are classified as intangible assets with a finite useful life. These assets are amortised on a straight-line basis over their estimated useful lives, which are reviewed annually, as follows:
• Computer software at 20% per year.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS - IMPAIRMENT OF GOODWILL

Due to the wasting nature of mining assets and the finite life of a mine's reserves, the allocation of goodwill to a shaft will eventually result in an impairment charge for the goodwill. The group tests annually whether separately identifiable goodwill has suffered any impairment in accordance with the accounting policy stated in note 2.5. These calculations use estimates as per note 13.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

14	INTANGIBLE ASSETS continued

	SA rand
Figures in million	2019	2018*

Goodwill	520	526
Technology-based assets	13	19
Total intangible assets	533	545
* The goodwill on acquisition of the Moab Khotsong operations was re-presented for the 2018 financial year as a result of the change in the fair value of net identifiable assets acquired amounting to R30 million. Refer to note 12.

GOODWILL

The movement in goodwill is as follows:

	SA rand
Figures in million	2019	2018*

Cost

Balance at beginning of year	2 675	2 373
Acquisition of Moab Khotsong	—	302

Balance at end of year	2 675	2 675

Accumulated amortisation and impairments

Balance at beginning of year	2 149	1 782
Impairment[1]	6	367

Balance at end of year	2 155	2 149
Net carrying value	520	526

The net carrying value of goodwill has been allocated to the following cash generating units:

Bambanani	218	224
Moab Khotsong	302	302

Net carrying value	520	526
1 In 2019 an impairment of R6 million (2018: Rnil) on goodwill was recorded for Bambanani, Rnil (2018: R326 million) for Tshepong Operations and Rnil (2018: R41 million) for Joel as the carrying values exceeded the recoverable values of the related cash generating units. Refer to note 6 for further details on the impairment assessment.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

14	INTANGIBLE ASSETS continued

TECHNOLOGY-BASED ASSETS

The movement in technology-based assets is as follows:

	SA rand
Figures in million	2019	2018

Cost

Balance at beginning of year	48	33
Fully depreciated assets no longer in use derecognised	(10)	—
Transfers and other movements	—	6
Additions	1	9

Balance at end of year	39	48

	SA rand
Figures in million	2019	2018

Accumulated amortisation and impairments

Balance at beginning of year	29	21
Fully depreciated assets no longer in use derecognised	(10)	—
Amortisation charge	7	8

Balance at end of year	26	29
Net carrying value	13	19

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

ACCOUNTING POLICY - FINANCIAL ASSETS (APPLICABLE TO NOTES 15, 16, 17, 18, AND 19)

Accounting policy applicable from 1 July 2018

Financial assets are initially recognised when the group becomes a party to their contractual arrangements. On initial recognition, a financial asset is classified as measured at:
•Amortised cost;
•Fair value through other comprehensive income (FVTOCI); or
•Fair value through profit or loss (FVTPL).

A financial asset is classified as measured at amortised cost if it is held within the business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The group measures a financial asset initially at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed. The subsequent measurement of financial assets is discussed below.

Financial asset category	Description
Debt instruments at amortised cost
Financial assets at amortised cost consist of restricted cash, restricted investments, loans, trade receivables and cash and cash equivalents. Interest income from these financial assets is included in investment income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss. Impairment losses are presented in other operating expenses in the income statement.

Debt instruments at fair value through profit or loss
Equity-linked investments which are held to meet rehabilitation liabilities are classified as FVTPL. Debt instruments where the contractual cash flows fail to meet the solely payments of principal and interest (SPPI) criteria are also classified as FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognised in profit or loss and presented net within investment income in the period in which it arises. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.

Equity instruments designated at fair value through OCI
The group's equity investments are designated as FVTOCI. The group subsequently measures all equity investments at fair value. Where the group's management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments are recognised when the group’s right to receive payments is established either in profit or loss as other income or as a deduction against the asset if the dividend clearly represents a recovery of part of the cost of the investment. Residual values in OCI are reclassified to retained earnings on derecognition of the related FVTOCI instruments.

Impairment losses on financial assets at amortised cost are assessed using the forward-looking expected credit loss (ECL) approach. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the group expects to receive). At each reporting date, the group assesses whether financial assets carried at amortised cost are credit impaired. A financial asset is ‘‘credit-impaired’’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Trade receivable loss allowances are measured at an amount equal to lifetime ECLs. Loss allowances are deducted from the gross carrying amount of the assets.

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

Accounting policy applicable before 1 July 2018

Financial assets are initially measured at fair value when the group becomes a party to their contractual arrangements, with the exception of loans and receivables which are recognised on origination date. Transaction costs are included in the initial measurement of financial instruments, with the exception of financial instruments classified at fair value through profit or loss. The subsequent measurement of financial assets is discussed below.

A financial asset is derecognised when the right to receive cash flows from the asset has expired or the group has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the assets.

On derecognition of a financial asset, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss recognised in equity is recognised in profit or loss.

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

ACCOUNTING POLICY - FINANCIAL ASSETS (APPLICABLE TO NOTES 15, 16, 17, 18 AND 19) continued

Accounting policy applicable before 1 July 2018 continued

The group classifies financial assets as follows:

•
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the group provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are subsequently measured at amortised cost using the effective interest method. Loans and receivables include trade and other receivables (excluding VAT and prepayments), restricted cash and cash and cash equivalents.

Cash and cash equivalents are defined as cash on hand, deposits held at call with banks and short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents exclude restricted cash.

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. If collection of the trade receivable is expected in one year or less it is classified as current assets. If not, it is presented as non-current assets. A provision for impairment of receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the use of a provision for impairment (allowance account) and the amount of the loss is recognised in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

•
Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of the investment within 12 months of the balance sheet date. Available-for-sale financial assets are subsequently carried at fair value. The fair values of quoted investments are based on current bid prices. If the fair value for a financial instrument cannot be obtained from an active market, the group establishes fair value by using valuation techniques. The group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

•
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the group’s management has the positive intention and ability to hold to maturity. The group’s held-to-maturity investments are subsequently measured at amortised cost using the effective interest method. The group assesses at the end of each reporting period whether there is objective evidence that a held-to-maturity investment is impaired as a result of an event.

A portion of restricted investments held by the trust funds (refer to note 16) are classified as held-to-maturity investments.

•
Financial assets at fair value through profit or loss have two sub-categories: financial assets held-for-trading, and those designated at fair value through profit or loss at inception. Derivative assets are categorised as held for trading unless designated as hedging instruments (refer to note 2.3). These assets are subsequently measured at fair value with gains or losses arising from changes in fair value recognised in the income statement in the period in which they arise.

15	RESTRICTED CASH

	SA rand
Figures in million	2019	2018

Non-current (a)	92	77
Current (b)	44	38

Total restricted cash	136	115

(a)
The amount primarily relates to funds set aside to serve as collateral against guarantees made to the Department of Mineral Resources and Energy (DMRE) in South Africa for environmental and rehabilitation obligations. Refer to note 25. The funds are invested equally in short term money market funds and call accounts.

(b)
Cash of R20 million (2018: R19 million) relates to monies released from the environmental trusts as approved by the DMRE which may only be used for further rehabilitation. Cash of R24 million (2018: R19 million) relates to monies set aside for affected communities in the group’s PNG operations.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

16	RESTRICTED INVESTMENTS

	SA rand
Figures in million	2019	2018

Investments held by environmental trust funds	3 273	3 238
Investments held by social trust funds	28	33

Total restricted investments	3 301	3 271

ENVIRONMENTAL TRUST FUNDS

ACCOUNTING POLICY

Contributions are made to the group's environmental trust funds, created in accordance with statutory requirements, to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the life of the group's mines. The trusts are consolidated into the group as the group exercises control of the trusts. The measurement of the investments held by the trust funds is dependent on their classification under financial assets. Income received and gains are treated in accordance with these classifications. The equity-linked notes are classified and measured at fair value through profit or loss whilst the interest-bearing short-term investments are classified and measured as debt instruments at amortised cost.

The environmental trust funds are irrevocable trusts under the group's control. Contributions to the trusts are invested in interest-bearing short-term and medium-term cash investments and medium term equity-linked notes issued by commercial banks that provide guaranteed interest and additional interest or growth linked to the growth of the Top 40 index of the JSE. These investments provide for the estimated cost of rehabilitation at the end of the life of the group's mines. Income earned on the investments is retained in the funds and reinvested.

The environmental trust funds consist of:

	SA rand
Figures in million	2019	2018

Fixed deposits	2 015	2 335
Cash and cash equivalents	30	23
Equity-linked deposits	1 228	880

Total environmental trust funds	3 273	3 238

Reconciliation of the movement in the investments held by environmental trust funds:

	SA rand
Figures in million	2019	2018

Balance at beginning of year	3 238	2 621
Interest income	168	157
Fair value gain	48	79
Moab Khotsong acquisition[1]	—	382
Equity-linked deposits acquired	300	—
(Maturity)/acquisition of fixed deposits	(481)	6
Net transfer of cash and cash equivalents	183	(7)
Withdrawal of funds for rehabilitation work performed	(183)	—

Balance at end of year	3 273	3 238
1 Refer to note 12 for further information. The amount includes R58 million relating to Nufcor SA. Upon receipt the funds were invested in fixed deposits.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

16	RESTRICTED INVESTMENTS continued

THE SOCIAL TRUST FUND

The social trust fund is an irrevocable trust under the group's control. The purpose of the trust is to fund the social plan to reduce the negative effects of restructuring on the group's workforce, to put measures in place to ensure that the technical and life skills of the group's workforce are developed and to develop the group's workforce in such a manner as to avoid or minimise the effect of job losses and a decline in employment through turnaround or redeployment strategies.

The social trust fund investment comprises a unit trust portfolio that is exposed to the fair value changes in the equity market and is classified as a fair value through profit or loss investment.

17	OTHER NON-CURRENT ASSETS

	SA rand
Figures in million	2019	2018

Debt instruments	274	253
Loans to associates (a)	116	116
Loan to ARM BBEE Trust (b)	271	256
Other loans	3	—
Loss allowance (a) (b)	(116)	(119)

Equity instruments	59	8
Rand Mutual Assurance (c)	52	—
Other investments	7	8

Other non-current assets	1	3
Total other non-current assets	334	264

The movement in the loss allowance for debt instruments during the year is as follows:

	SA rand
Figures in million	2019	2018

Balance at beginning of year	119	162
Impact of adoption of IFRS 9 (b)	(3)	—
Reversal of loss allowance	—	(43)

Balance at end of year	116	119

(a)
A loan of R116 million (2018: R116 million) owed by Pamodzi Gold Limited (Pamodzi) who were placed into liquidation during 2009 was provided for in full. Harmony is a concurrent creditor in the Pamodzi Orkney liquidation.

(b)
During 2016, Harmony advanced R200 million to the ARM BBEE Trust, a shareholder of African Rainbow Minerals Limited (ARM). The trust is controlled and consolidated by ARM, who holds 13.8% of Harmony's shares. Harmony is a trustee of the ARM BBEE Trust. The loan is subordinated and unsecured. The interest is market related (3 months JIBAR plus 4.25%) and is receivable on the maturity of the loan on 31 December 2022. On adoption of IFRS 9, it was assessed that the contractual cash flows fail the solely payments of principal and interest (SPPI) characteristics and that the loan will therefore be carried at fair value through profit or loss (refer to note 2) and the previously recognised provision was derecognised. At 30 June 2019 the loan was remeasured to its fair value of R271 million using a discounted cash flow model. The fair value adjustment is recorded in gains on financial instruments - refer to note 8.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

17	OTHER NON-CURRENT ASSETS continued

(c)	The movement in the investment in Rand Mutual Assurance is as follows:

	SA rand
Figures in million	2019	2018

Balance at beginning of year	—	—
Fair value on adoption of IFRS 9	82	—
Capital dividend received	(30)	—

Balance at end of year	52	—

On adoption of IFRS 9 on 1 July 2018, the investment was remeasured to fair value. Refer to note 2. On 7 September 2018, RMA declared the proceeds from the sale of shares in one of its subsidiaries as a dividend to shareholders. The dividend is seen as a recovery of capital as it reduced Harmony's effective share in the underlying subsidiary which gave rise to the initial revaluation.

18	DERIVATIVE FINANCIAL INSTRUMENTS

The group has the following derivative financial instruments:

	SA rand
Figures in million	Rand gold hedging contracts	US$ commodity contracts (a)	Foreign exchange hedging contracts (b)	Total

30 June 2019

Derivative financial assets	45	5	456	506

Non-current	23	1	173	197
Current	22	4	283	309

Derivative financial liabilities	(383)	(57)	(2)	(442)

Non-current	(158)	(14)	—	(172)
Current	(225)	(43)	(2)	(270)

Net derivative financial instruments	(338)	(52)	454	64

Unamortised day one net loss included above	36	5	—	41

Realised gains included in revenue	453	—	—	453
Unrealised losses included in other reserves	165	49	—	214

Gains/(losses) included in gains on derivatives	(51)	13	554	516
Day one loss amortisation	(31)	(1)	—	(32)

Total gains on derivatives	(82)	12	554	484

Hedge effectiveness

Cumulative changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	288	(49)	—	239
Cumulative changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness.	(288)	49	—	(239)

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

18	DERIVATIVE FINANCIAL INSTRUMENTS continued

	SA rand
Figures in million	Rand gold hedging contracts	US$ commodity contracts (a)	Foreign exchange hedging contracts (b)	Total

30 June 2018

Derivative financial assets	482	74	67	623

Non-current	70	11	3	84
Current	412	63	64	539

Derivative financial liabilities	(12)	—	(203)	(215)

Non-current	(10)	—	—	(10)
Current	(2)	—	(203)	(205)

Net derivative financial instruments	470	74	(136)	408

Unamortised day one net loss included above	11	—	—	11

Realised gains included in revenue	1 197	—	—	1 197
Unrealised gains included in other reserves	413	—	—	413

Gains/(losses) included in gains on derivatives	(12)	35	113	136
Day one loss amortisation	(37)	—	—	(37)

Total gains on derivatives	(49)	35	113	99

	SA rand
Figures in million	Rand gold hedging contracts	US$ commodity contracts (a)	Foreign exchange hedging contracts (b)	Total

30 June 2017

Realised gains included in revenue	728	—	—	728

Gains/(losses) included in gains on derivatives	—	20	1 083	1 103
Hedge ineffectiveness	16	—	—	16
Day one loss amortisation	(94)	—	—	(94)

Total gains on derivatives	(78)	20	1 083	1 025

Hedge accounting
Harmony has entered into gold forward sale derivative contracts to hedge the risk of lower gold prices. Cash flow hedge accounting is applied to the majority of these contracts, resulting in the effective portion of the unrealised gains and losses being recorded in other comprehensive income (other reserves - refer to note 24). Refer to note 4 for a summary of the risk management strategy applied and the balances relating to designated hedging instruments as at reporting date. Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments. The group enters into gold forward contracts that have similar terms as the hedged item, such as notional amount, maturity date and reference gold spot price thereby ensuring that an economic relationship exists between the hedging instrument and the hedged item and resulting in a hedge ratio of 1:1. Potential sources of hedge ineffectiveness include counterparty credit risk, day one gains and losses, a mismatch in the timing of the derivative and underlying gold sale maturities, location differential and the refining margin. A negligible amount of hedge ineffectiveness was however experienced during 2019 and 2018 as all the critical terms of the hedging instruments and hedged items matched.

The loss from derivative contracts to which hedge accounting is not applied is included in gains on derivatives.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

18	DERIVATIVE FINANCIAL INSTRUMENTS continued

(a)
Harmony maintains a hedging programme for Hidden Valley by entering into commodity hedging contracts. The contracts comprise US$ gold forward sale derivative contracts as well as silver zero cost collars which establish a minimum (floor) and maximum (cap) silver sales price. Hedge accounting is applied to all US$ gold forward sale derivative contracts entered into from 1 January 2019. None of these contracts matured during the current financial period. Hedge accounting is not applied to gold contracts entered into before this date as well as the silver collars.

(b)
Harmony maintains a foreign exchange hedging programme in the form of zero cost collars, which sets a floor and cap rand/US$ exchange rate at which to convert US dollars to rands, and foreign exchange forward contracts. Hedge accounting is not applied to these contracts.

The following table shows the open position at the reporting date:

	FY2020				FY2021				TOTAL
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Foreign exchange contracts

Zero cost collars
US$m	71	69	64	62	49	48	37	14	414
Floor	14.48	14.59	14.80	14.96	15.30	15.28	15.37	15.55	14.92
Cap	15.19	15.35	15.57	15.75	16.11	16.27	16.36	16.55	15.74

Forward contracts
US$m	69	69	66	60	61	35	24	6	390
Forward rate	14.71	15.00	15.27	15.44	15.89	15.82	15.96	16.23	15.35

R/gold

'000 oz	19	14	6	—	—	—	—	—	39
'000 oz - cash flow hedge	76	80	88	96	71	71	73	33	588
R'000/kg	626	641	648	661	668	674	689	702	659

US$/gold

'000 oz	6	4	—	—	—	—	—	—	10
'000 oz - cash flow hedge	6	8	12	12	8	6	3	1	56
US$/oz	1 351	1 363	1 357	1 370	1 376	1 387	1 404	1 414	1 368

Total gold

'000 oz	107	106	106	108	79	77	76	34	693

US$/silver

'000 oz	90	—	—	—	—	—	—	—	90
Floor	17.40	—	—	—	—	—	—	—	17.40
Cap	18.40	—	—	—	—	—	—	—	18.40

Refer to note 4 for the details on the fair value measurements.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

19	TRADE AND OTHER RECEIVABLES

	SA rand
Figures in million	2019	2018

Financial assets

Trade receivables (metals)	448	542
Other trade receivables	230	123
Loss allowance	(68)	(60)

Trade receivables - net	610	605
Interest and other receivables	7	7
Employee receivables	10	14

Non-financial assets

Prepayments	67	76
Value added tax	281	316
Income and mining taxes	89	121

Total trade and other receivables	1 064	1 139

The movement in the loss allowance for trade and other receivables during the year was as follows (refer to note 4 for details):

	SA rand
Figures in million	2019	2018

Balance at beginning of year	60	51
Increase in loss allowance recognised during the year	47	11
Reversal of loss allowance during the year	(39)	(2)

Balance at end of year	68	60

The loss allowance for trade and other receivables stratified according to ageing profile at the reporting date is as follows:

	SA rand
Figures in million	Gross	Loss allowance

30 June 2019

Not past due[1]	562	—
Past due by 1 to 30 days	3	—
Past due by 31 to 60 days	30	—
Past due by 61 to 90 days	9	—
Past due by more than 90 days	12	11
Past due by more than 361 days	62	57

	678	68

30 June 2018

Not past due	586	16
Past due by 1 to 30 days	10	—
Past due by 31 to 60 days	21	—
Past due by 61 to 90 days	6	5
Past due by more than 90 days	10	10
Past due by more than 361 days	32	29

	665	60
1Includes the full trade receivables (metals) balance.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

19	TRADE AND OTHER RECEIVABLES continued

During 2018 and 2019 there was no renegotiation of the terms of any receivable. As at 30 June 2019 and 30 June 2018, there was no collateral pledged or held for any of the receivables.

20	INVESTMENTS IN ASSOCIATES

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The investments in associates are evaluated for impairment by comparing the entire carrying value of the investment (including loans to associates and preference shares) to the recoverable amount, which is the higher of value in use or fair value less costs to sell. Discounted cash flow models are used to calculate the net present value of the investments. The cash flows in the models include expected interest and capital payments on loans, dividends, redemption amounts and proceeds on disposal.

(a)
Harmony acquired a 32.4% interest in Pamodzi on 27 February 2008, initially valued at R345 million. Pamodzi was listed on the JSE and had interests in operating gold mines in South Africa. Pamodzi was placed in liquidation in March 2009. As at 30 June 2019, the liquidation process has not been concluded. Refer to note 17(a) for details of the loan and provision of impairment of the loan.

(b)
Rand Refinery provides precious metal smelting and refining services in South Africa. Harmony holds a 10.38% share in Rand Refinery. This investment is a strategic investment for the group as Rand Refinery is the only company that provides such services in South Africa. Although the group holds less than 20% of the equity shares of Rand Refinery, the group is able to exercise significant influence by virtue of having a right to appoint a director on the board. Through the 10.38% shareholding and the right to appoint a director on the board, the investment has been accounted for as an associate.

In December 2014, Rand Refinery drew down on a shareholder's loan of which Harmony's portion thereof was R120 million. Following an amended loan agreement signed in June 2017, the loan was converted into cumulative redeemable preference shares of no par value. During 2019, Rand Refinery redeemed preference shares to the value of R32 million.

Rand Refinery has a 31 August year-end.

The movement in the investments in associates during the year is as follows:

	SA rand
Figures in million	2019	2018

Balance at beginning of year	84	46
Redemption of preference shares	(32)	—
Share of profit/(loss) in associate	59	54
Impairment loss[1]	—	(16)

Balance at end of year	110	84
1The impairment in 2018 relates to Rand Refinery. The recoverable amount of R84 million was determined using a pre-tax discount rate of 15.7%.

21	INVESTMENT IN JOINT OPERATIONS

The group has a 50% interest in certain mining and exploration assets located in the Morobe province, PNG. Newcrest owns the remaining 50% interest in these assets. The asset in the joint arrangement is the Wafi-Golpu project. The joint arrangement is accounted for as a joint operation.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

22	INVENTORIES

ACCOUNTING POLICY

Inventories, which include bullion on hand, gold-in-process, gold in lock-up, ore stockpiles and consumables, are measured at the lower of cost and net realisable value. Net realisable value is assessed at each reporting date and is determined with reference to relevant market prices.

The cost of bullion, gold-in process and gold in lock-up is determined by reference to production cost, including amortisation and depreciation at the relevant stage of production. Ore stockpiles are valued at average production cost. Stockpiles and gold in lock-up are classified as non-current assets where the stockpile exceeds current processing capacity and where a portion of static gold in lock-up is expected to be recovered more than 12 months after balance sheet date.

Gold in-process inventories represent materials that are currently in the process of being converted to a saleable product. In-process material is measured based on assays of the material fed to process and the projected recoveries at the respective plants. In-process inventories are valued at the average cost of the material fed to process attributable to the source material coming from the mine or stockpile plus the in-process conversion costs, including the applicable depreciation relating to the process facility, incurred to that point in the process. Gold in-process includes gold in lock-up which is generally measured from the plants onwards. Gold in lock-up is expected to be extracted when plants are demolished at the end of their useful lives, which is largely dependent on the estimated useful life of the operations feeding the plants.

At the group’s open pit operations, gold in-process represents production in broken ore form.

Consumables are valued at weighted average cost value after appropriate allowances for slow moving and redundant items.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Judgement is applied in estimating the provision for stock obsolescence. The provision is recognised on items not considered critical as a percentage of the value of the inventory depending on the period elapsed since the inventory was purchased or issued. Inventory held for longer than five years is written down to zero unless there is sufficient evidence of a recoverable amount.

	SA rand
Figures in million	2019	2018

Gold in lock-up	43	46
Gold in-process, ore stockpiles and bullion on hand[1]	780	620
Consumables at weighted average cost (net of provision)[2]	1 187	1 139

Total inventories	2 010	1 805
Non-current portion of gold in lock-up and gold in-process	(43)	(46)

Total current portion of inventories	1 967	1 759

Included in the balance above is:
Inventory valued at net realisable value	334	205
1 Gold in process increased R137 million year on year due to the timing of the plant clean-up at year-end which resulted in the first possible dispatch day falling in the 2020 financial period. The balance includes uranium stock of R23 million (2018: R40 million) for the Moab Khotsong operations.
2 Certain maintenance services were in-sourced at the Hidden Valley operations resulting in an increase in the consumables balance.

During the year, a decrease of R1 million (2018: R32 million increase) to the provision for slow-moving and redundant stock was made. The total provision at 30 June 2019 was R281 million (2018: R282 million).

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

23	SHARE CAPITAL

ACCOUNTING POLICY

Ordinary shares are classified as equity, incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

The cost of treasury shares is eliminated against the share capital balance.

AUTHORISED

1 200 000 000 (2018: 1 200 000 000) ordinary shares with no par value.
4 400 000 (2018: 4 400 000) convertible preference shares with no par value.

ISSUED

539 841 195 (2018: 500 251 751) ordinary shares with no par value. All issued shares are fully paid.
4 400 000 (2018: 0) convertible preference shares with no par value.

SHARE ISSUES

Accelerated bookbuild
During June 2018, Harmony conducted a placement of new ordinary shares to qualifying investors to raise up to R1.26 billion, which represented approximately 15 per cent of the group’s existing issued ordinary share capital prior to the placement. The placement was conducted through an accelerated bookbuild. The net proceeds of the placement were used to pay down part of the outstanding bridge loan raised for the acquisition of the Moab Khotsong operations. A total of 55 055 050 new ordinary shares were placed with existing and new institutional investors at a price of R19.12 per share, raising gross proceeds of R1.05 billion. Costs directly attributable to the issue of the shares amounted to R49 million.

As part of the accelerated bookbuild, ARM subscribed for an additional 11 032 623 shares at R19.12 a share in July 2018. The issue raised a further R211 million and resulted in ARM maintaining its shareholding of 14.29% post the placement of shares.

Share issues relating to employee share options
An additional 21 856 821 (2018: 5 239 502) shares were issued to settle the exercise of share options by employees relating to Harmony's management share option schemes. In the current financial year, Harmony implemented a new employee share option scheme referred to as the Sisonke Employee Share Ownership Plan. An amount of 6 700 000 shares were issued to the Harmony ESOP Trust as part of the new scheme. Note 33 sets out the details in respect of the share option schemes.

Convertible preference shares
On 20 February 2019, Harmony issued 4 400 000 convertible preference shares to the Harmony Gold Community Trust. The convertible preference shares carry a minimum annual preference dividend of R2 per share and are convertible into ordinary shares on a 1:1 basis after the tenth anniversary of the date on which the shares were issued. The conversion is at the election of Harmony.

TREASURY SHARES

Included in the total of issued shares are the following treasury shares:

	Number of shares
	2019	2018

Ordinary shares
Lydenburg Exploration Limited[1]	335	335
Kalgold Share Trust[2]	47 046	47 046
Harmony ESOP Trust[2]	6 592 900	—

Convertible preference shares
Harmony Gold Community Trust[3]	4 400 000	—

[1]	A wholly-owned subsidiary

[2]	Trust controlled by the group

[3]	The issue of the convertible preference shares did not impact the group's consolidated financial statements as the Harmony Gold Community Trust is controlled by the group.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

24	OTHER RESERVES

	SA rand
Figures in million	2019	2018

Foreign exchange translation reserve (a)	2 389	2 439
Hedge reserve (b)	(214)	413
Share-based payments (c)	2 764	2 534
Post-retirement benefit actuarial gain/(loss) (d)	(19)	(12)
Acquisition of non-controlling interest in subsidiary (e)	(381)	(381)
Equity component of convertible bond (f)	277	277
Repurchase of equity interest (g)	(98)	(98)
Equity instruments designated at fair value through other comprehensive income (h)	79	—
Fair value movement of available-for-sale financial assets (i)	—	(3)
Other	(24)	(24)

Total other reserves	4 773	5 145

(a)	The balance of the foreign exchange translation reserve movement represents the cumulative translation effect of the group's off-shore operations.

(b)
Harmony has entered into gold hedging contracts. Cash flow hedge accounting is applied to these contracts, resulting in the effective portion of the unrealised gains and losses being recorded in other comprehensive income (other reserves). Refer to note 18 for further information. The reconciliation of the hedge reserve is as follows:

	SA rand
Figures in million	2019	2018

Balance at beginning of year	413	1 143

	(274)	216

Net gain/(loss) on gold contracts	(351)	273
Deferred tax thereon	77	(57)

	(353)	(946)

Released to revenue	(453)	(1 197)
Deferred tax thereon	100	251

Balance at end of year	(214)	413

Attributable to:
Rand gold hedging contracts	(165)	413
US dollar gold hedging contracts	(49)	—

(c)	The reconciliation of the movement in the share-based payments is as follows:

	SA rand
Figures in million	2019	2018

Balance at beginning of year	2 534	2 160
Share-based payments expensed (i)	230	374

Balance at end of year	2 764	2 534

(i)
The group issues equity-settled instruments to certain qualifying employees under an employee share option scheme and employee share ownership plan (ESOP) to award shares from the company’s authorised but unissued ordinary shares. Equity share-based payments are measured at the fair value of the equity instruments at the grant date and are expensed over the vesting period, based on the group’s estimate of the shares that are expected to vest. Refer to note 33 for more details.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

24	OTHER RESERVES continued

(d)	The actuarial gains or losses related to the post-retirement benefit obligation will not be reclassified to the income statement. The movement is as follows:

	SA rand
Figures in million	2019	2018

Balance at beginning of year	(12)	(25)
Actuarial gain/(loss)	(7)	14
Deferred tax	—	(1)

Balance at end of year	(19)	(12)

(e)
On 15 March 2004, Harmony announced that it had made an off-market cash offer to acquire all the ordinary shares, listed and unlisted options of Abelle Limited, held by non-controlling interests. The excess of the purchase price of R579 million over the carrying amount of non-controlling interest acquired, amounting to R381 million, has been accounted for under other reserves.

(f)
On 24 May 2004, the group issued a convertible bond. The amount representing the value of the equity conversion component is included in other reserves, net of deferred income taxes. The equity conversion component is determined on the issue of the bonds and is not changed in subsequent periods. The convertible bonds were repaid in 2009.

(g)
On 19 March 2010, Harmony Gold Mining Company Limited concluded an agreement with African Vanguard Resources (Proprietary) Limited (AVRD), for the purchase of its 26% share of the mining titles of the Doornkop South Reef. The original sale of the 26% share in the mining titles was accounted for as an in-substance call option by AVRD over the 26% mineral right. The agreement to purchase AVRD's 26% interest during the 2010 financial year is therefore considered to be a repurchase of the option (equity interest). The 26% interest was transferred from AVRD to Harmony in exchange for Harmony repaying the AVRD Nedbank loan and the issue of 2 162 359 Harmony shares. The difference between the value of the shares issued of R152 million, the liability to the AVRD and transaction costs, have been taken directly to equity.

(h)	Includes R82 million related to the fair value movement of Harmony's interest in Rand Mutual Assurance. Refer to note 17.

(i)
In accordance with the transitional provisions in IFRS 9, comparative figures were not restated. On adoption of the standard, the reserve attributable to fair value movement of available-for-sale financial assets was transferred to equity instruments designated at fair value through other comprehensive income.

ACCOUNTING POLICY - PROVISIONS (APPLICABLE TO NOTES 25, 26, 27 AND 28)

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognised as a provision is the net present value of the best estimate of the expenditure required to settle the present obligation at balance sheet date using a pre-tax rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The estimate takes into account the associated risks and uncertainties. The increase in the provision due to the passage of time is recognised as interest expense.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic benefits will be required, the provision is reversed.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

25	PROVISION FOR ENVIRONMENTAL REHABILITATION

ACCOUNTING POLICY

Estimated long-term environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on the group’s environmental management plans in compliance with current technological, environmental and regulatory requirements.

Based on disturbances to date, the net present value of expected rehabilitation cost estimates is recognised and provided for in full in the financial statements. The estimates are reviewed annually and are discounted using a pre-tax risk-free rate that is adjusted to reflect the current market assessments of the time value of money and the risks specific to the obligation.

Annual changes in the provision consist of finance costs relating to the change in the present value of the provision and inflationary increases in the provision estimate, as well as changes in estimates. The present value of environmental disturbances created are capitalised to mining assets against an increase in the rehabilitation provision. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognised immediately in the income statement. If the asset value is increased and there is an indication that the revised carrying value is not recoverable, impairment is performed in accordance with the accounting policy dealing with impairments of non-financial assets (refer to note 2.5). Rehabilitation projects undertaken included in the estimates are charged to the provision as incurred. The cost of ongoing current programmes to prevent and control pollution is charged against income as incurred. Over time, the liability is increased to reflect an interest element, and the capitalised cost is depreciated over the life of the related asset.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Significant judgement is applied in estimating the ultimate rehabilitation cost that will be required in future to rehabilitate the group’s mines. Ultimate cost may significantly differ from current estimates. The following rates were used in the calculation of the provision:

	2019	2018	2017
	%	%	%

South African operations
Inflation rate	5.25	5.50	6.50
Discount rates
- 12 months	6.50	6.70	7.50
- one to five years	6.85	7.00	7.60
- six to nine years	8.50	8.20	8.40
- ten years or more	9.60	8.60	9.10

PNG operations:
Inflation rate	5.00	6.00	6.60
Discount rate	6.25	6.25	6.25

The group’s mining and exploration activities are subject to extensive environmental laws and regulations. The group has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

25	PROVISION FOR ENVIRONMENTAL REHABILITATION continued

The following is a reconciliation of the total provision for environmental rehabilitation:

	SA rand
Figures in million	2019	2018

Balance at beginning of year	3 309	2 638
Change in estimate - Balance sheet[1]	(439)	(175)
Change in estimate - Income statement	33	67
Utilisation of provision	(86)	(94)
Time value of money and inflation component of rehabilitation costs	208	191
Acquisitions[2]	—	663
Transfer [3]	37	—
Translation	(8)	19

Balance at end of year	3 054	3 309
1 The biggest contributor was Moab Khotsong, where a decrease of R240 million was recognised following on alignment of the methodology and other assumptions including rates.
2 The 2018 acquisition relates to the Moab Khotsong operations (refer to note 12).
3 Refer to note 28 for details.

The provision for environmental rehabilitation for PNG amounts to R994 million (2018: R969 million) and is unfunded.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the group has estimated that, based on current environmental and regulatory requirements, the total undiscounted cost for the operations, in the current monetary terms, is as follows:

	SA rand
Figures in million	2019	2018

Future net undiscounted obligation

Ultimate estimated rehabilitation cost	4 139	4 338
Amounts invested in environmental trust funds (refer to note 16)	(3 273)	(3 238)

Total future net undiscounted obligation	866	1 100

With the introduction of the National Environmental Management Act (NEMA) Regulations on Financial Provisioning, effective from February 2020, there may be changes to the estimate of the liability and the way in which the group funds the obligation.

The group intends to finance the ultimate rehabilitation costs from the money invested in environmental trust funds as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure. The group has guarantees in place, some cash-backed, relating to some of the environmental liabilities. Refer to notes 15 and 35.

26    PROVISION FOR SILICOSIS SETTLEMENT

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Significant judgement is applied in estimating the cost that will be required in future to settle any claims against cartain of the group’s mines. The ultimate cost may differ from current estimates.

The provision amount was based on estimates of number of potential claimants, levels of disease progression and take-up rates. These estimates were informed by historic information, published academic research and professional opinion. The key assumptions that were made in the determination of the provision amount include:
• Silicosis prevalence rates;
• Estimated settlement per claimant;
• Benefit take-up rates;
• Disease progression rates; and
• Timing of cash flows.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

26	PROVISION FOR SILICOSIS SETTLEMENT continued

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS continued

A discount rate of 8.5% (2018:8.5%) (2017: 8.0%) was used, based on government bonds with similar terms to the obligation.

There is uncertainty with regards to the rate at which potential claims would be reported as well as the benefit take-up rates. Refer to sensitivity analysis on the key assumptions below.

Consolidated class action

Harmony and certain of its subsidiaries (Harmony group), together with other mining companies, are named in a class action for silicosis and tuberculosis which was certified by the Johannesburg High Court in May 2016.

A gold mining industry working group which includes Harmony (the working group) was formed in November 2014 to address issues relating to the compensation and medical care for occupational lung diseases in the gold mining industry in South Africa. The working group engaged all stakeholders on these matters and on 3 May 2018, announced that they have reached an agreement with the lawyers representing the claimants in the silicosis class action litigation. The settlement is subject to certain suspensive conditions, including the agreement being approved by the South Gauteng High Court. Refer to note 36 for events after the reporting date.

Annual changes in the provision consist of time value of money (recognised as finance costs) and changes in estimates (other operating expenses). The change in estimate for 2019 is a gain of R62 million due to a change in the timing of expected cash flows. The contributions are expected to be settled by cash flows from the group's South African operations and will occur over a number of years. The nominal amount for Harmony group is R1.3 billion.

The following is a reconciliation of the total provision for the silicosis settlement:

	SA rand
Figures in million	2019	2018

Balance at beginning of year	925	917
Change in estimate	(62)	(68)
Time value of money and inflation component	79	76

Balance at end of year	942	925

Sensitivity analysis

The impact of a reasonable change in certain key assumptions would increase or decrease the provision amount by the following amounts:

	SA rand
Figures in million	2019	2018

Effect of an increase in the assumption:

Change in benefit take-up rate[1]	66	65
Change in silicosis prevalence[2]	66	65
Change in disease progression rates[3]	33	31

Effect of a decrease in the assumption:

Change in benefit take-up rate[1]	(66)	(65)
Change in silicosis prevalence[2]	(66)	(65)
Change in disease progression rates[3]	(33)	(31)

1 Change in benefit take-up rate: the take-up rate does not affect the legal cost allocation, but a 10% change results in a proportionate change in the other values.
2 Change in the silicosis prevalence: the assumptions that will result in a change in the estimated number of cases are either a 10% change in the assumed labour number or a 10% change in the disease risk.
3 Change in disease progression rates: a one year shorter/longer disease progression period was used. This assumption is not applicable to the dependant or TB classes.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

26	PROVISION FOR SILICOSIS SETTLEMENT continued

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. A change in the settlement claim amount would result in a change in the provision amount on a rand for rand basis.

The ultimate outcome of this matter remains uncertain, with a possible failure to fulfill all the suspensive conditions. The provision recorded in the financial statements is consequently subject to adjustment or reversal in the future.

27	RETIREMENT BENEFIT OBLIGATION

ACCOUNTING POLICY

The group provides medical cover to current employees and certain retirees through certain funds. The medical accounting costs for the defined benefit plan are assessed using the projected unit credit method. The health care obligation is measured at the present value of the estimated future cash outflows using government bond interest rates consistent with the terms and risks of the obligation. Actuarial gains and losses as a result of these valuations are recognised in other comprehensive income (OCI) at revaluation date. Actuarial gains and losses recognised in OCI will not be recycled to profit or loss. The future liability for current and retired employees and their dependants is accrued in full based on actuarial valuations obtained annually.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

An updated actuarial valuation is carried out at the end of each financial year. Assumptions used to determine the liability include a discount rate of 9.7%, no increases in employer subsidies (in terms of the agreement), mortality rates according to the SA 1956/62 mortality table (SA “”a mf”” tables) (retirement age of 60) and a medical inflation rate of 7.8% (2018: discount rate of 9.8%, retirement age of 60 and 7.9% inflation rate) (2017: discount rate of 10%, retirement age of 60 and 8.0% inflation rate).

Management determined the discount rate by assessing government bonds with similar terms to the liability. The changes to the discount rate and medical inflation rate are similar to changes in interest and inflation rates in South Africa.

(a) Pension and provident funds

The group contributes to several pension and provident funds governed by the Pension Funds Act, 1956 for the employees of its South African subsidiaries. The pension funds are multi-employer defined contribution industry plans. The group’s liability is therefore limited to its monthly determined contributions. The provident funds are funded on a “monetary accumulative basis” with the member’s and employer’s contributions having been fixed in the constitution of the funds.

The Australian group companies make contributions to each employee’s superannuation (pension) funds in accordance with the Superannuation Guarantee Scheme (SGS). The SGS is a Federal Government initiative enforced by law which compels employers to make regular payments to regulated funds providing for each employee on their retirement. The SGS were set at a minimum of 9.5% of gross salary and wages for the 2019 year (2018: 9.5%). The fund is a defined contribution plan.

The PNG Superannuation Act 2002 requires a compulsory employer contribution of 8.4% (2018: 8.4%) into an approved superannuation (pension) fund if an employee is appointed for a period of three months or more. The approved superannuation funds are defined contribution plans.

Substantially all the group’s employees are covered by the above mentioned retirement benefit plans. Funds contributed by the group for the 2019 financial year amounted to R766 million (2018: R638 million).

(b) Post-retirement benefits other than pensions

Harmony inherited a post-retirement medical benefit obligation, which existed at the time of the Freegold acquisition in 2002. The group also inherited various post-retirement medical benefit obligations with the acquisition of the Moab Khotsong operations (refer to note 12). Given the insignificant values attributed to the Moab Khotsong obligations, the details have not been included in the discussion below. Except for the abovementioned employees, Harmony has no other post-retirement obligation for the other group employees.

The group’s obligation is to pay a subsidy of 2% for every completed year of employment up to a maximum of 50% of total medical aid contributions, commencing on date of retirement. Should the employee die, either in service or after retirement, this benefit will transfer to his/her dependants. The medical aid tariffs are based on the Bestmed medical scheme (Bestmed) options.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

27	RETIREMENT BENEFIT OBLIGATION continued

(b) Post-retirement benefits other than pensions continued

The principal actuarial assumptions used to determine the present value of unfunded obligations are discussed above. In addition the following was also considered:

•
It is assumed that all Continuation and Widow Members (CAWMs) will remain on the current benefit option and income band. For employed members, post-employment contributions were assumed to be equal to the average payable for the current CAWMs membership;

•	It is assumed that not all employed members will remain employed until retirement therefore estimated resignation and ill-health retirement rates are also taken into account;

•	It is assumed that 90% of employed members will be married at retirement or earlier death and that wives are four years younger than their husbands.

Through the post-employment medical plan, the group is exposed to a number of risks, the most significant of which are discussed below:

•	Change in bond yields: A decrease in the bond yields will increase the plan liability.

•	Inflation risk: The obligation is linked to inflation and higher inflation will lead to a higher liability.

•	Life expectancy: The obligation is to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plan’s liabilities.

The liability is unfunded and will be settled out of cash and cash equivalents when it becomes due. The liability is based on an actuarial valuation conducted during the year ended 30 June 2019, using the projected unit credit method. The next actuarial valuation will be performed on 30 June 2020.

	SA rand
Figures in million	2019	2018

Present value of all unfunded obligations	201	186

Current employees	54	62
Retired employees	147	124

The movement in the retirement benefit obligation is as follows:

Balance at beginning of year	186	179
Contributions paid	(12)	(10)
Other expenses included in staff costs/current service cost	3	2
Finance costs	17	18
Net actuarial (gain)/loss recognised during the year	7	(13)
Moab Khotsong acquisition (refer to note 12)	—	10

Balance at end of year	201	186

The net actuarial loss for 2019 was mainly due to subsidy inflation being higher than expected (2018: net actuarial gain was mainly due to exits of employed and retired members being higher than expected). The net actuarial (gain)/loss has been recorded in other comprehensive income.

	SA rand
Figures in million	2019	2018

The net liability of the defined benefit plan is as follows:

Present value of defined benefit obligation	201	186
Fair value of plan assets	—	—

Net liability of defined benefit plan	201	186

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

27	RETIREMENT BENEFIT OBLIGATION continued

(b) Post-retirement benefits other than pensions continued

The effect of a percentage point increase and decrease in the assumed medical cost trend rate is as follows:

	SA rand
Figures in million	2019	2018

Effect of a 1% increase on:

Aggregate of service cost and finance costs	2	2
Defined benefit obligation	23	21

Effect of a 1% decrease on:

Aggregate of service cost and finance costs	(2)	(2)
Defined benefit obligation	(19)	(18)

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The analysis is performed on the same basis for 2018.

The group expects to contribute approximately R13 million to the benefit plan in 2020.

The weighted average duration of the defined benefit obligation is 13.8 years.

28	OTHER NON-CURRENT LIABILITIES

	SA rand
Figures in million	2019	2018

KOSH deep groundwater pollution liability (a)	—	37
Sibanye Beatrix ground swap royalty	2	1
Other	3	3

Total non-current liabilities	5	41

(a) KOSH deep groundwater pollution liability

In 2018, Harmony purchased selected mining infrastructure in the Klerksdorp, Orkney, Stilfontein, Hartebeesfontein (KOSH) area from AngloGold Ashanti Limited as part of the Moab Khotsong acquisition (refer to note 12). During an assessment of the environmental liabilities associated with this purchase, a risk related to the potential decant and pollution of deep ground mine water from the re-watered underground workings was identified.

Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. Harmony has commissioned a detailed assessment of the mine void after closure to provide clarity on the locality and volume of water expected to decant after mine closure and the quality of the decant water. Simulations have shown that the potential impact from this decant is low and that it will not impact on any down-gradient receptors, including the Vaal River.

A contingent liability acquired in a business combination is recognised in the acquisition accounting if it is a present obligation and its fair value can be measured reliably. Based on Harmony's assessment, a liability of R37 million has been raised as part of the liabilities assumed in the business combination.

In 2019, the liability was transferred from other non-current liabilities and included in the group's provision for environmental rehabilitation. Refer to note 25.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

ACCOUNTING POLICY - FINANCIAL LIABILITIES (APPLICABLE TO NOTES 29 AND 30)

Financial liabilities are initially measured at fair value when the group becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial liabilities, with the exception of financial liabilities classified at fair value through profit or loss. The subsequent measurement of financial liabilities is discussed below. A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires. The group classifies financial liabilities as follows:

•
Borrowings are initially recognised at fair value net of transaction costs incurred and subsequently measured at amortised cost, comprising original debt less principal payments and amortisation, using the effective yield method. Any difference between proceeds (net of transaction cost) and the redemption value is recognised in the income statement over the period of the borrowing using the effective interest rate method.

Fees paid on the establishment of the loan facilities are capitalised as a pre-payment and amortised over the period of the facility to which it relates, to the extent it is probable that some or all of the facility will be drawn down. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is expensed.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

•
Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. Payables are classified as current liabilities if payment is due within a year or less. If not, they are presented as non-current liabilities.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

29	BORROWINGS

SUMMARY OF FACILITIES' TERMS

	Commenced	Tenor (Years)	Matures	Secured	Security	Interest payment basis	Interest charge	Repayment term	Repaid

R1 billion revolving credit facility	February 2017	Three	February 2020	Yes	Cession and pledge of operating subsidiaries' shares and claims	Variable	JIBAR + 3.15%	On maturity	November 2018

R2 billion facility	November 2018	Four	November 2022	Yes	Cession and pledge of operating subsidiaries' shares and claims	Variable
- R600 million term loan							JIBAR + 2.9%	Eight equal quarterly instalments with the final instalment on maturity
- R1.4 billion revolving credit facility							JIBAR + 2.8%	On maturity

US$350 million facility	July 2017	Three	July 2020	Yes	Cession and pledge of operating subsidiaries' shares and claims	Variable		On maturity
- US$175 million revolving credit facility							LIBOR + 3.0%
- US$175 million term loan							LIBOR + 3.15%

US$200 million bridge loan	October 2017	One	October 2018	Yes	Cession and pledge of operating subsidiaries' shares and claims	Variable		On maturity	July 2018
						First 6 months	LIBOR + 2.5%
						Next 3 months	LIBOR + 3.0%
						Last 3 months	LIBOR + 3.5%

US$24 million Westpac loan	July 2018	Four	July 2022	Yes	Cession and pledge of vehicles and machinery	Variable	LIBOR + 3.2%	Quarterly instalments

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

29	BORROWINGS continued

DEBT COVENANTS

The debt covenant tests for both the rand and US dollar facilities are as follows:

•	The group's interest cover ratio shall be more than five (EBITDA1/ Total interest paid);

•	Tangible Net Worth[2] to total net debt ratio shall not be less than four times or six times when dividends are paid;

•	Leverage[3] shall not be more than 2.5 times.

1 Earnings before interest, taxes, depreciation and amortisation (EBITDA) as defined in the agreement excludes unusual items such as impairment and restructuring cost.
2 Tangible Net Worth is defined as total equity less intangible assets.
3 Leverage is defined as total net debt to EBITDA.

At the time of entering into the bridge loan the Tangible Net Worth to total net debt ratio covenant was renegotiated and relaxed from six times to four times for the full term of the bridge loan. With the refinancing of the rand facility in November 2018, the ratio was set at 4.5 times and subsequently set at four times or from eight to six times if dividends are paid at the start of the US$ facility refinancing process in May 2019 (refer to note 36). No breaches of the covenants were identified during the tests in the 2018 and 2019 financial years.

INTEREST BEARING BORROWINGS

	SA rand
Figures in million	2019	2018

Non-current borrowings

R1 billion revolving credit facility	—	497

Balance at beginning of year	497	299
Draw down	500	500
Repayments	—	(300)
Refinancing	(997)	—
Issue cost	—	(2)

R2 billion facility	1 489	—

Refinancing	1 000	—
Draw down	700	—
Repayments	(200)	—
Issue cost	(16)	—
Amortisation of issue cost	5	—

Westpac fleet loan	194	—

Draw down	322	—
Repayments	(64)	—
Transferred to current liabilities	(89)	—
Translation	25	—

US$350 million facility	4 143	4 427

Balance at beginning of year	4 427	—
Draw down	—	4 127
Repayments	(422)	—
Issue cost	—	(94)
Amortisation of issue costs	44	33
Translation	94	361

Total non-current borrowings	5 826	4 924

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

29	BORROWINGS continued

INTEREST BEARING BORROWINGS continued

	SA rand
Figures in million	2019	2018

Current borrowings

R1 billion revolving credit facility	—	3

Balance at beginning of year	3	3
Refinancing	(3)	—

US$250 million revolving credit facility	—	—

Balance at beginning of year	—	1 831
Repayments	—	(1 847)
Amortisation of issue costs	—	4
Translation	—	12

Westpac fleet loan	89	—

Transferred from non-current liabilities	89	—

US$200 million bridge loan	—	687

Balance at beginning of year	687	—
Draw down	—	2 310
Repayments	(667)	(1 916)
Issue cost	—	(3)
Translation	(20)	296

Total current borrowings	89	690

Total interest-bearing borrowings	5 915	5 614

	SA rand
Figures in million	2019	2018

The maturity of borrowings is as follows:

Current	89	702
Between one to two years	4 232	497
Between two to four years	1 594	4 415

	5 915	5 614

	SA rand
Figures in million	2019	2018

Undrawn committed borrowing facilities:

Expiring within one year	—	—
Expiring after one year	1 277	845

	1 277	845

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

29	BORROWINGS continued

EFFECTIVE INTEREST RATES

	2019	2018
	%	%

R1 billion revolving credit facility	10.1	10.2
R2 billion facility	10.0	—
Westpac fleet loan	5.5	—
US$250 million revolving credit facility	—	4.2
US$350 million facility	5.6	4.8
US$200 million bridge loan	5.1	4.5

30	TRADE AND OTHER PAYABLES

ACCOUNTING POLICY

The group accrues for the cost of the leave days granted to employees during the period in which the leave days accumulate.

	SA rand
Figures in million	2019	2018

Financial liabilities

Trade payables	763	587
Other liabilities (a)	167	182

Non-financial liabilities

Payroll accruals	548	569
Leave liabilities (b)	540	504
Shaft related accruals	556	577
Other accruals	148	201
Value added tax	98	84
Income and mining tax	55	—

Total trade and other payables	2 875	2 704

(a)
Includes a loan from Village Main Reef Limited of R53 million. The loan was taken on with the acquisition of the Moab Khotsong operations. The loan is unsecured, interest free and has no fixed terms of payment.

(b)
Employee entitlements to annual leave are recognised on an ongoing basis. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date. The movement in the liability recognised in the balance sheet is as follows:

	SA rand
Figures in million	2019	2018

Balance at beginning of year	504	395
Benefits paid	(537)	(425)
Total expense per income statement	575	391
Acquisition[1]	—	140
Translation (gain)/loss	(2)	3

Balance at end of year	540	504
1 Acquisition of Moab Khotsong operations in 2018.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

31	CASH GENERATED BY OPERATIONS

	SA rand
Figures in million	2019	2018	2017

Reconciliation of profit/(loss) before taxation to cash generated by operations:

Profit/(loss) before taxation	(2 746)	(4 707)	(148)
Adjustments for:
Amortisation and depreciation	4 054	2 570	2 519
Impairment of assets	3 898	5 336	1 718
Share-based payments	230	363	391
Net decrease in provision for post-retirement benefits	(12)	(10)	(9)
Net decrease in provision for environmental rehabilitation	(53)	(27)	(111)
Profit on sale of property, plant and equipment	(5)	(2)	(42)
Loss on scrapping of property, plant and equipment	21	1	140
(Profit)/loss from associates	(59)	(38)	22
Gain on bargain purchase	—	—	(848)
Investment income	(308)	(343)	(268)
Finance costs	575	330	234
Inventory adjustments	(166)	(211)	422
Foreign exchange translation difference	95	668	(224)
Non cash portion of gains on derivatives	(429)	549	(100)
Day one loss amortisation	32	37	94
Silicosis settlement provision	(62)	(68)	917
Other non-cash adjustments	(11)	(70)	(88)

Effect of changes in operating working capital items

Receivables	32	(106)	(409)
Inventories	(88)	(351)	24
Payables	54	368	112

Cash generated by operations	5 052	4 289	4 346

ADDITIONAL CASH FLOW INFORMATION

The income and mining taxes paid in the statement of cash flow represents actual cash paid less refunds received. Investment income from restricted investments is considered non-cash for the purposes of the cash flow statement. Included in investment income is interest earned from restricted investments of R168 million (2018: R157 million) (2017: R153 million).

At 30 June 2019, R1 277 million (2018: R845 million) (2017: R2 142 million) of borrowing facilities had not been drawn down and is therefore available for future operation activities and future capital commitments. Refer to note 29.

a)	Acquisitions of investments/business

The conditions precedent for the acquisition of Moab Khotsong operations in 2018 and full ownership of Hidden Valley in 2017 were fulfilled and the transaction were completed in the respective years. Refer to note 12 for details on the acquired assets, including cash acquired and assumed liabilities.

b)	Principal non-cash transactions

Share-based payments (refer to note 33).

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

32	EMPLOYEE BENEFITS

ACCOUNTING POLICY

•
Pension, provident and medical benefit plans are funded through monthly contributions. The group pays fixed contributions into a separate entity in terms of the defined contribution pension, provident and medical plans which are charged to the income statement in the year to which they relate. The group's liability is limited to its monthly determined contributions and it has no further liability, legal or constructive, if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. Refer to note 27 for details of the post-retirement medical benefit plan.

•
Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits at the earlier of the following dates: (a) when the group can no longer withdraw the offer of those benefits; and (b) when the entity recognises costs for a restructuring that is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and involves the payment of termination benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

	2019	2018

Number of permanent employees as at 30 June:

South African operations	31 199	32 520
International operations[1]	1 638	1 511

Total number of permanent employees	32 837	34 031

	SA rand
Figures in million	2019	2018

Aggregate earnings

The aggregate earnings of employees including executive directors were:

Salaries and wages and other benefits (excluding share-based payments)	10 623	8 930
Retirement benefit costs	766	638
Medical aid contributions	259	227

Total aggregated earnings[2]	11 648	9 795

[1]	The Wafi-Golpu joint operation's employees included in the total is 194 (2018: 114).

[2]	These amounts have been included in cost of sales, corporate expenditure and capital expenditure.

During the 2019 financial year, R248 million (2018: R216 million) was included in the payroll costs for termination costs. Termination costs include the cost relating to the voluntary retrenchment and restructuring process as well as retrenchments due to shaft closures (refer to note 6).

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

33	SHARE-BASED PAYMENTS

ACCOUNTING POLICY

The group operates the following employee share incentive plans where the group granted share options to certain employees in exchange for services received:

•	the 2006 equity-settled share-based payments plan; and

•	the equity-settled Sisonke Employee Share Ownership Plan (ESOP) awarded in 2019.

Equity-settled share-based payments are measured at fair value that includes market performance conditions but excludes the impact of any service and non-market performance conditions of the equity instruments at the date of the grant. The share-based payments are expensed over the vesting period, based on the group's estimate of the shares that are expected to eventually vest. The group used an appropriate option pricing model in determining the fair value of the options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the estimates of the number of options that are expected to become exercisable are revised.

The impact of the revision of original estimates, if any, is recognised in the income statement, with a corresponding adjustment to equity. The proceeds received (if any) net of any directly attributable transaction costs are credited to share capital and premium when the options are exercised.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The fair value of options granted under the 2006 plan was determined using a Monte Carlo valuation model. The significant inputs into the model are: vesting period, risk free interest rate, volatility, price on date of grant and dividend yield. There were no options granted under the 2006 plan in the current financial period. The fair value of the options granted under the Sisonke ESOP was based on the Harmony spot share price of R28.29 at grant date as there were no market condition attached to the grant.

EMPLOYEE SHARE-BASED PAYMENTS

The objective of these schemes is to recognise the contributions of employees to the group's financial position and performance and to retain key employees.

The total cost relating to employee share-based payments is made up as follows:

	SA rand
Figures in million	2019	2018

2006 share plan	197	363
Sisonke ESOP	33	—

Total employee share-based payments	230	363

The directors are authorised to issue up to 60 011 669 ordinary shares to participants who have received awards in accordance with Harmony's employee share incentive schemes. Subsequent to the annual general meeting held on 1 December 2010, 37 546 904 shares have been issued in terms of the various share schemes. At 30 June 2019, 27 720 640 share option awards are outstanding in terms of the authorisation and relate to the 2006 share plan.

In December 2018, the board approved the new Total Incentive Plan for management which includes share options. The first allocations under the new plan is expected to occur in October 2019.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

33	SHARE-BASED PAYMENTS continued

EMPLOYEE SHARE-BASED PAYMENTS continued

Options granted under the 2006 share plan

The 2006 share plan consists of share appreciation rights (SARs), performance shares (PS) and restricted shares (RS). The share plan is equity-settled.

Award	Vesting	Performance criteria

SARs
SARs will vest in equal thirds in year three, four and five, subject to the performance conditions having been satisfied.

The SARs will have an expiry date of six years from the grant date and the offer price equals the closing market prices of the underlying shares on the trading date immediately preceding the grant.
2012 to 2014 allocation: The group's headline earnings per share must have grown since the allocation date by more than the South African Consumer Price Index (CPI).

PS	The PS will vest after three years from the grant date, if and to the extent that the performance conditions have been satisfied.
2015 to 2017 allocation:
• 50% of the number of rights awarded are linked to the total shareholder return of the group on an absolute basis.
• 50% of the number of rights awarded are linked to the total shareholder return of the group as compared to that of the South African gold index.

2014 allocation:
• the number of the rights awarded are linked to the group's performance in comparison to the South African Gold Index.

RS	The RS will vest after three years from grant date.	The participant is still employed within the group.

Termination of employees' participation in the share plan is based on "no fault" and "fault" definitions.

• Fault	All unvested and unexercised SARs and all PS and RS not yet vested are lapsed and cancelled.
• No fault	Accelerated vesting occurs and all unvested and unexercised share options are settled in accordance with the rules of the plan

Executive management is encouraged to retain performance shares when they vest and a minimum shareholding requirement has been introduced to achieve this. This shareholding is meant to align shareholder and executive objectives to grow total shareholder return.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

33	SHARE-BASED PAYMENTS continued

EMPLOYEE SHARE-BASED PAYMENTS continued

Options granted under the 2006 share plan continued

Activity on share options

	SARs		PS	RS
Activity on options and rights granted but not yet exercised	Number of options and rights	Weighted average option price (SA rand)	Number of rights	Number of rights

For the year ended 30 June 2019

Balance at beginning of year	9 847 860	50.20	42 427 284	550 996
Options exercised	(1 564 486)	27.50	(20 166 093)	(550 996)
Options forfeited and lapsed	(1 570 330)	56.29	(1 253 595)	—

Balance at end of year	6 713 044	26.45	21 007 596	—

	SARs		PS	RS
Activity on options and rights granted but not yet exercised	Number of options and rights	Weighted average option price (SA rand)	Number of rights	Number of rights

For the year ended 30 June 2018

Balance at beginning of year	12 476 697	32.60	37 848 573	701 412
Options granted	—	—	14 406 437	—
Options exercised	(794 351)	24.37	(3 873 467)	(120 000)
Options forfeited and lapsed	(1 834 486)	52.86	(5 954 259)	(30 416)

Balance at end of year	9 847 860	50.20	42 427 284	550 996

	SARs		PS and RS
Options and rights vested but not exercised at year end	2019	2018	2019	2018

Options and rights vested but not exercised	5 692 965	5 331 335	—	—
Weighted average option price (SA rand)	27.89	36.26	n/a	n/a

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

33	SHARE-BASED PAYMENTS continued

EMPLOYEE SHARE-BASED PAYMENTS continued

Options granted under the 2006 share plan continued

Activity on share options continued

List of options and rights granted but not yet exercised (listed by grant date)	Number of options and rights	Award price (SA rand)	Remaining life (years)

As at 30 June 2019

Share appreciation rights
15 November 2013	3 652 807	33.18	0.4
17 November 2014	3 060 237	18.41	1.4

	6 713 044

Performance shares
29 November 2016	7 944 126	n/a	0.4
15 November 2017	13 063 470	n/a	1.4

	21 007 596

Total options and rights granted but not yet exercised	27 720 640

	SA rand
Figures in million	2019	2018

Gain realised by participants on options and rights traded during the year	484	164

Fair value of options and rights exercised during the year	489	181

Options granted under the Sisonke ESOP

In December 2017 Harmony approved the establishment of the Sisonke ESOP with the aim to facilitate beneficial interest and ownership by non-managerial employees in South Africa (the beneficiaries) of Harmony shares in order to:

•	facilitate economic empowerment of Harmony’s employees;

•	incentivise Harmony’s employees, so as to promote the shared interests of employees and shareholders in the value growth of Harmony; and

•	further align the interests of the Harmony shareholders and those of the employees of Harmony.

The shares were issued to the Harmony ESOP Trust (the Trust) on 15 January 2019 which is also the date on which the required service period of three years commenced. Each beneficiary under the scheme was awarded 225 Participation Units (PU). The Sisonke ESOP is equity-settled.

Award	Vesting	Performance criteria

PU*	The PU will vest after three years from the date on which the service period commenced	The participant is still employed within the group
*The term Participation Units means the vested rights of a beneficiary to an equal number of Harmony shares held by the Trust.

Termination of employees' participation in the share plan is based on "no fault" and "fault" definitions.

• Fault	All unvested and unexercised PU not yet vested are lapsed and cancelled.
• No fault	Accelerated vesting occurs and all unvested and unexercised PU are settled in accordance with the rules of the plan

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

33	SHARE-BASED PAYMENTS continued

EMPLOYEE SHARE-BASED PAYMENTS continued

Options granted under the Sisonke ESOP continued

Activity on share options

Number of PU
Activity on PU granted but not exercised	2019	2018

Balance at beginning of year	—	—
PU granted	6 974 500	—
Options vested	(107 100)	—
Options forfeited and lapsed	(48 375)	—

Balance at end of year	6 819 025	—

	2019	2018

Gain realised by participants on options exercised during the year (R'million)	3	n/a
Weighted average share price at the date of exercise (SA rand)	27.16	n/a
Remaining life (years)	2.5	n/a

OTHER SHARE-BASED PAYMENTS

On 20 March 2013 Harmony signed transaction and funding agreements to give effect to an empowerment transaction to dispose of 30% of its Free State based Phoenix operation (Phoenix) to BEE shareholders, which includes a free-carry allocation of 5% to a community trust that has been created and is currently controlled by Harmony. The transaction closed on 25 June 2013, following the fulfilment of the last condition precedent. In terms of the agreements Phoenix was transferred to a newly incorporated subsidiary; 'PhoenixCo' which subsequently changed its name to Tswelopele Beneficiation Operation (TBO).

The awards to the BEE partners have been accounted for as in-substance options as the BEE partners will only share in the upside, and not the downside of their equity interest in TBO until the date the financing provided by Harmony is fully repaid. On this date the options will be exercised and a non-controlling interest in TBO will be recognised. The award of the options to the BEE partners is accounted for by the group as an equity-settled share-based payment arrangement. The in-substance options carry no vesting conditions and the fair value of the options of R23 million was expensed on the grant date, 25 June 2013.

34	RELATED PARTIES

None of the directors or major shareholders of Harmony or, to the knowledge of Harmony, their families, had an interest, directly or indirectly, in any transaction from 1 July 2016 or in any proposed transaction that has affected or will materially affect Harmony or its subsidiaries, other than as stated below.

DIRECTORS AND OTHER KEY MANAGEMENT

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

34	RELATED PARTIES continued

DIRECTORS AND OTHER KEY MANAGEMENT continued

The directors' remuneration is as follows:

	SA rand
Figures in million	Executive directors	Non- executive directors

2019

Salaries	18	—
Retirement contributions	3	—
Bonuses	14	—
Exercise/settlement of share options	30	—
Directors' fees	—	12

	65	12

2018

Salaries	17	—
Retirement contributions	2	—
Bonuses	13	—
Exercise/settlement of share options	3
Directors' fees	—	10

	35	10

The following directors and prescribed officers owned shares in Harmony at year-end:

Number of shares
Name of director/prescribed officer	2019	2018

Directors

Peter Steenkamp[1]	512 000	—
Andre Wilkens	101 301	101 301
Frank Abbott [1]	1 142 010	747 817
Harry 'Mashego' Mashego[2]	593	593
Ken Dicks	35 000	35 000

Prescribed officers

Beyers Nel	42 486	42 486
Johannes van Heerden [1]	160 000	75 000
Philip Tobias [1]	169 294	42 916

1 The movement in shares for the 2019 financial year includes the vesting of performance shares that were voluntarily locked up in terms of the minimum shareholding requirement of the 2006 Share Plan but remain beneficially owned.
2 Sold 593 shares post year end on 21 August 2019.

Modise Motloba, Harmony’s deputy chairman, is a director of Tysys Proprietary Limited (Tysys). Tysys entered into a contract with the group during the 2017 financial year to provide services relating to the group’s small and medium enterprise development projects. The contract has a value of up to R5 million per annum. Approximately R4 million (2018: R6 million) was paid during FY19 relating to services rendered in the current and prior financial years. The contract has a 30-day notice period.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

34	RELATED PARTIES continued

OTHER RELATED PARTIES

All the production of the group’s South African operations is sent to Rand Refinery in which Harmony holds a 10.38% interest. Refer to note 20.

	SA rand
Figures in million	2019	2018

Sales and services rendered to related parties

Joint operations	3	11

Total	3	11

	SA rand
Figures in million	2019	2018

Purchases and services acquired from related parties

Directors	4	6
Associates	40	41

Total	44	47

35	COMMITMENTS AND CONTINGENCIES

COMMITMENTS AND GUARANTEES

	SA rand
Figures in million	2019	2018

Capital expenditure commitments

Contracts for capital expenditure	313	215
Share of joint venture's contracts for capital expenditure	105	58
Authorised by the directors but not contracted for	1 499	1 719
Total capital commitments	1 917	1 992

Contractual obligations in respect of mineral tenement leases amount to R83 million (2018: R59 million). This includes R81 million (2018: R58 million) for the Wafi-Golpu joint operation.

	SA rand
Figures in million	2019	2018

Guarantees

Guarantees and suretyships	143	143
Environmental guarantees[1]	479	479

Total guarantees	622	622
1 At 30 June 2019, R89 million (2018: R75 million) has been pledged as collateral for environmental guarantees in favour of certain financial institutions. Refer to note 15.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

35	COMMITMENTS AND CONTINGENCIES continued

CONTINGENT LIABILITIES

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Contingencies will only realise when one or more future events occur or fail to occur. The exercise of significant judgement and estimates of the outcome of future events are required during the assessment of the impact of such contingencies.

Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which the suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the group could be materially affected by the outcome of the litigation.

The following contingent liabilities have been identified:

(a)
On 1 December 2008, Harmony issued 3 364 675 Harmony shares to Rio Tinto Limited (Rio Tinto) for the purchase of Rio Tinto’s rights to the royalty agreement entered into prior to our acquisition of the Wafi deposits in PNG. The shares were valued at R242 million on the transaction date. An additional US$10 million in cash will be payable when the decision to mine is made. Of this amount, Harmony is responsible for paying the first US$6 million, with the balance of US$4 million being borne equally by the joint operators.

(b)
The group may have a potential exposure to rehabilitate groundwater and radiation that may exist where the group has and/or continues to operate. The group has initiated analytical assessments to identify, quantify and mitigate impacts if and when (or as and where) they arise. Numerous scientific, technical and legal studies are underway to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Water treatment facilities were successfully implemented at Doornkop, Tshepong Operations and Kusasalethu. These facilities are now assisting in reducing our dependency on state supplied potable water and will be key in managing any post closure decant should it arise.

In terms of Free State operations, Harmony has taken the initiative to develop a comprehensive regional closure plan in addition to updating the regional water balance, which will ensure that there is sufficient water for our organic growth initiatives. The geohydrological studies confirm that there is no risk of decant in Welkom.

Should the group determine that any part of these contingencies require them being recorded and accounted for as liabilities, that is where they become estimable and probable, it could have a material impact on the financial statements of the group.

(c)
Due to the interconnected nature of mining operations in South Africa, any proposed solution for potential flooding and potential decant risk posed by deep groundwater needs to be a combined one, supported by all the mines located in these goldfields. As a result, the Department of Mineral Resources and Energy and affected mining companies require the development of a regional mine closure strategy. Harmony operations have conducted a number of specialist studies and the risk of surface decant due to rising groundwater levels has been obviated at the entire Free State region and Kalgold. In addition, the decant from the KOSH groundwater system tied with our Moab Khotsong operation has been managed through an appropriate groundwater closure plan and sufficient provision has been set aside for this. Therefore, there is no contingency arising from these operations. Additional studies have been commissioned at Doornkop and Kusasalethu. In view of the limitation of current information for accurate estimation of a liability, no reliable estimate can be made for these operations.

(d)
The individual Harmony mining operations have applied for the respective National Water Act, Section 21 Water Use Licenses (WUL) to the Department of Water and Sanitation (DWS). The respective Water Use License Applications (WULA’s) have subsequently not yet been approved by DWS. Two WUL have been issued by DWS for Kalgold and Kusasalethu (amendment currently being drafted for both operations), with neither licence having any material impact to the operation. The remaining WULA’s have not yet been approved by DWS. The WUL conditions for the respective operations are subsequently not yet known and the subsequent potential water resource impact liability as part of the mine rehabilitation and closure process (to which DWS is an important participant and decision maker) is uncertain. The existing WUL for Moab Khotsong, which was recently acquired by Harmony, has already been approved by the DWS. The transferral of the licence and its conditions to Harmony is currently being processed.

(e)
In terms of the sale agreements entered into with Rand Uranium, Harmony retained financial exposure relating to environmental disturbances and degradation caused by it before the effective date, in excess of R75 million of potential claims. Rand Uranium is therefore liable for all claims up to R75 million and retains legal liability. The likelihood of potential claims cannot be determined presently and no provision for any liability has been made in the financial statements.

(f)
Legal proceedings commenced in December 2010 against the Hidden Valley mine in PNG over alleged damage to the Watut River (which runs adjacent to the Hidden Valley mine), alleged to have been caused by waste rock and overburden run-off from the mine. The damages sought by the plaintiffs were not specified. No active steps had been taken by the plaintiffs in this proceeding for more than five years. During 2019, the court dismissed the case as there had been no furtherance of the issue by the plaintiffs.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

36	SUBSEQUENT EVENTS

(a)
On 26 July 2019, the Johannesburg High Court approved the R5.2 billion settlement of the silicosis and tuberculosis class action suit between the Occupational Lung Disease Working Group – representing Gold Fields, African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Harmony and Sibanye Stillwater – and lawyers representing affected mineworkers. After a mandatory three-month period, during which potential beneficiaries can opt out of the settlement agreement, the settlement funds will be used to establish the Tshiamiso Trust. The trust will track and trace class members, process all submitted claims, including the undertaking of benefit medical examinations, and pay benefits to eligible claimants. The approval does not impact on the amount of the provision recognised. Refer to note 26.

(b)
On 19 August 2019, Harmony and a syndicate of local and international lenders entered into a loan facility agreement which was jointly arranged by Nedbank Limited and ABSA Bank Limited, comprising a revolving credit facility (RCF) of up to US$200 million and a term portion of up to US$200 million. The tenor of the facility is three years with an option to extend by another one year. The rate for the term loan is LIBOR plus 3.05% and LIBOR plus 2.90% for the RCF. Conditions precedent were fulfilled on 26 September 2019 and financial close was on 2 October 2019, with US$5 million (R76 million) being drawn on, resulting in an outstanding balance of US$300 million (R4.6 billion) and undrawn balance of US$100 million (R1.4 billion).

37	SEGMENT REPORT

ACCOUNTING POLICY

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM). The chief operating decision-maker has been identified as the CEO's office.

The group has one main economic product, being gold. In order to determine operating and reportable segments, management reviewed various factors, including geographical location as well as managerial structure. It was determined that an operating segment consists of a shaft or a group of shafts or open pit mine managed by a single general manager and management team.

After applying the qualitative and quantitative thresholds from IFRS 8, Operating Segments, the reportable segments were determined as: Tshepong Operations, Bambanani, Joel, Doornkop, Moab Khotsong, Hidden Valley, Target 1, Kusasalethu, Masimong and Unisel. All other operating segments have been grouped together under all other surface operations.

The CODM has been identified as the CEO's office consisting of the chief executive officer, financial director, director corporate affairs, chief operating officer: new business, chief executive officer: South-east Asia and chief operating officer: South Africa. When assessing profitability, the CODM considers the revenue and production costs of each segment. The net of these amounts is the production profit or loss. Therefore, production profit has been disclosed in the segment report as the measure of profit or loss. The CODM also considers capital expenditure, gold production and tonnes milled when assessing the overall economic sustainability of each segment. The CODM, however, does not consider depreciation or impairment and therefore these amounts have not been disclosed in the segment report.

Segment assets consist of mining assets and mining assets under construction included under property, plant and equipment which can be attributed to the segment. Current and non-current group assets that are not allocated at a segment level form part of the reconciliation to total assets.

A reconciliation of the segment totals to the group financial statements has been included in note 38.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

37	SEGMENT REPORT continued

	Revenue 30 June			Production cost 30 June			Production profit/(loss) 30 June			Mining assets 30 June			Capital expenditure# 30 June			Kilograms produced* 30 June			Tonnes milled* 30 June
	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017
	Rand million			Rand million			Rand million			Rand million			Rand million			Kg			t'000

South Africa
Underground
Tshepong Operations	4 685	5 389	5 062	3 973	3 799	3 671	712	1 590	1 391	6 297	8 078	8 466	1 130	1 008	717	7 967	9 394	8 828	1 612	1 716	1 695
Moab Khotsong	4 470	1 672	—	3 101	952	—	1 369	720	—	3 634	3 670	—	559	173	—	7 928	3 296	—	970	327	—
Bambanani	1 477	1 616	1 576	994	896	871	483	720	705	562	659	745	61	64	77	2 515	2 821	2 750	230	233	231
Joel	957	954	1 309	971	920	936	(14)	34	373	947	995	909	187	250	243	1 567	1 635	2 246	429	454	514
Doornkop	1 931	1 958	1 553	1 564	1 411	1 241	367	547	312	2 759	2 721	2 979	308	274	243	3 273	3 429	2 673	730	696	641
Target 1	1 585	1 630	1 506	1 491	1 318	1 345	94	312	161	1 076	1 260	2 021	297	309	324	2 653	2 854	2 669	588	680	745
Kusasalethu	2 975	2 483	2 575	2 395	2 026	2 080	580	457	495	1 300	2 151	2 846	316	289	289	4 989	4 429	4 394	742	670	607
Masimong	1 359	1 505	1 452	1 205	1 154	1 113	154	351	339	106	57	433	109	129	119	2 309	2 623	2 538	602	647	640
Unisel	713	733	915	564	771	838	149	(38)	77	46	38	529	45	85	78	1 212	1 280	1 595	256	376	394
Surface
All other surface operations	2 403	2 009	1 816	1 938	1 521	1 404	465	488	412	724	553	486	84	136	261	4 099	3 570	3 178	15 931	14 143	11 045
Total South Africa	22 555	19 949	17 764	18 196	14 768	13 499	4 359	5 181	4 265	17 451	20 182	19 414	3 096	2 717	2 351	38 512	35 331	30 871	22 090	19 942	16 512
International
Hidden Valley (a)	3 591	409	1 500	1 362	234	1 313	2 229	175	187	3 694	3 884	2 290	1 591	1 563	1 335	6 222	2 862	2 965	3 886	2 499	2 889
Total international	3 591	409	1 500	1 362	234	1 313	2 229	175	187	3 694	3 884	2 290	1 591	1 563	1 335	6 222	2 862	2 965	3 886	2 499	2 889
Total operations	26 146	20 358	19 264	19 558	15 002	14 812	6 588	5 356	4 452	21 145	24 066	21 704	4 687	4 280	3 686	44 734	38 193	33 836	25 976	22 441	19 401
Reconciliation of segment information to the consolidated income statement and balance sheet	766	94	230	766	82	230	—	12	—	15 591	15 455	17 179
	26 912	20 452	19 494	20 324	15 084	15 042	6 588	5 368	4 452	36 736	39 521	38 883	4 687	4 280	3 686	44 734	38 193	33 836	25 976	22 441	19 401

#	Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of R350 million (2018: R288 million) (2017: R197 million).

(a)	Capital expenditure for 2018 comprises of expenditure of R2 609 million net of capitalised revenue of R1 046 million. No revenue was capitalised in 2017 or 2019.

*	Production statistics are unaudited.

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

38	RECONCILIATION OF SEGMENT INFORMATION TO CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEETS

	SA rand
Figures in million	2019	2018	2017

Reconciliation of production profit to consolidated profit/(loss) before taxation

Revenue per segment report	26 146	20 358	19 264
Revenue per income statement	26 912	20 452	19 494
Other metal sales treated as by-product credits in the segment report	(766)	(93)	(230)
Other adjustments	—	(1)	—

Production costs per segment report	(19 558)	(15 002)	(14 812)
Production costs per income statement	(20 324)	(15 084)	(15 042)
Other metal sales treated as by-product credits in the segment report	766	93	230
Other adjustments	—	(11)	—

Production profit per segment report	6 588	5 356	4 452
Revenue not included in segments	—	1	—
Production costs adjustments not included in segments	—	11	—
Cost of sales items other than production costs	(8 545)	(8 512)	(4 827)

Amortisation and depreciation of mining assets	(3 961)	(2 468)	(2 441)
Amortisation and depreciation of assets other than mining assets	(93)	(102)	(78)
Rehabilitation expenditure	(33)	(67)	(23)
Care and maintenance cost of restructured shafts	(134)	(128)	(109)
Employment termination and restructuring costs	(242)	(208)	(74)
Share-based payments	(155)	(244)	(391)
Impairment of assets	(3 898)	(5 336)	(1 718)
Other	(29)	41	7

Gross profit/(loss)	(1 957)	(3 144)	(375)
Corporate, administration and other expenditure	(731)	(813)	(517)
Exploration expenditure	(148)	(135)	(241)
Gain on derivatives	484	99	1 025
Other operating expenses	(186)	(667)	(886)

Operating profit/(loss)	(2 538)	(4 660)	(994)
Gain on bargain purchase	—	—	848
Loss on liquidation of subsidiaries	—	—	(14)
Share on profit/(loss) from associate	59	38	(22)
Acquisition-related costs	—	(98)	—
Investment income	308	343	268
Finance costs	(575)	(330)	(234)

Profit/(loss) before taxation	(2 746)	(4 707)	(148)

NOTES TO THE GROUP FINANCIAL STATEMENTS continued
for the years ended 30 June 2019

38	RECONCILIATION OF SEGMENT INFORMATION TO CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEETS continued

	SA rand
Figures in million	2019	2018	2017

Reconciliation of total segment assets to consolidated assets includes the following:

Non-current assets

Property, plant and equipment	6 604	6 903	8 340
Intangible assets	533	545	603
Restricted cash	92	77	64
Restricted investments	3 301	3 271	2 658
Investments in associates	110	84	46
Inventories	43	46	38
Other non-current assets	334	264	189
Derivative financial asset	197	84	306

Current assets

Inventories	1 967	1 759	1 127
Restricted cash	44	38	18
Trade and other receivables	1 064	1 139	1 003
Derivative financial assets	309	539	1 541
Cash and cash equivalents	993	706	1 246

	15 591	15 455	17 179